                Securities and Exchange Commission
                    Washington, D.  C.  20549

                         _______________

                           Form 10-SB/A
                     <R Amendment No.  2 R/>
                          ______________


           GENERAL FORM FOR REGISTRATION OF SECURITIES
                    OF SMALL BUSINESS ISSUERS
<R Under Section 12(b) or 12(g) of the Securities Exchange Act of 1934 R/>


<R Commission File Number 000 26973 R/>

                        WHOLE LIVING, INC.
          (Name of Small Business Issuer in its charter)

NEVADA                                            87-0621709
(State of Incorporation)            (I.R.S. Employer Identification No.)


                    1185 S.  Mike Jense Circle
                        Provo, Utah 84601
                          (801) 342-3300
       (Address and telephone number of principal executive
             offices and principle place of business)


                         ________________

   Securities to be registered under Section 12(b) of the Act:

                               None
                         ________________

   Securities to be registered under Section 12(g) of the Act:


               <R Common Stock, par value $.001 R/>

                         (Title of class)



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                              PART I

<R Item 1: Description of Business..........................................3
Item 2: Management's Discussion and Analysis or Plan of Operations.........11
Item 3: Description of Property............................................17
Item 4: Security Ownership of Certain Beneficial Owners and Management.....17
Item 5: Directors, Executive Officers, Promoters and Control Persons.......19
Item 6: Executive Compensation.............................................20
Item 7: Certain Relationships and Related Transactions ...................20
Item 8: Description of
Securities.............................................................21 R/>

                             PART II

<R Item 1: Market Price of and Dividends on Whole Living's Common Equity and
Other Shareholder Matters.................................................22
Item 2: Legal Proceedings.................................................23
Item 3: Changes In and Disagreements With Accountants on Accounting and
Financial Disclosures ....................................................23
Item 4: Recent Sales of Unregistered Securities...........................23
Item 5: Indemnification of Directors and Officers ....................24  R/>

                             PART F/S

<R Index to Financial
Statements..............................................................24 R/>

                             PART III

<R Item 1: Index to and Description of Exhibits.........................26 R/>


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In this registration statement references to "Whole Living," "we," "us," and our" refer to Whole Living, Inc.

FORWARD LOOKING STATEMENTS

     This Form 10-SB contains certain forward-looking statements. For this purpose any statements contained in this Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "estimate" or "continue" or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, many of which are not within Whole Living's control. These factors include but are not limited to economic conditions generally and in the industries in which Whole Living may participate; competition within Whole Living's chosen industry, including competition from much larger competitors; technological advances and failure by Whole Living to successfully develop business relationships.

     Whole Living's short operating history and operating losses raise substantial doubt about its ability to continue as a going concern. This fact is reported by the our independent auditors, Hammond and Company and Crouch, Bierwolf & Chisholm.

                          <R PART I R/>

ITEM 1. DESCRIPTION OF BUSINESS

Business Development
     Hystar Aerospace Marketing Corporation of Idaho was incorporated in the state of Idaho on January 30, 1986 as a subsidiary of Nautilus Entertainment, Inc. (the "Hystar Aerospace"). Hystar Aerospace was formed to lease, sell and market the Hystar airship and the Burket Mill, a waste milling device. However, the venture was found to be cost prohibitive and Hystar Aerospace ceased such activities in 1986. Hystar Aerospace did not engage in any further commercial operations. On March 5, 1998 Hystar Aerospace changed its name to Brick Tower Corporation.

     <R On November 25, 1998, our five principal shareholders formed Whole
Living, Inc., a Utah corporation, (the "Whole Living Utah"). Shortly thereafter, Whole Living Utah acquired a major portion of the business assets of Brain Garden, LLC, a Utah limited liability company operated by Don Tolman. The assets acquired by Whole Living Utah included the products and formulas presently being marketed by Whole Living as well as the trademark "Brain Garden." R/>

     Whole Living was incorporated in the state of Nevada on March 18, 1999. On March 19, 1999 Brick Tower Corporation merged with Whole Living for the sole purpose of changing Brick Tower's domicile from Idaho to Nevada. In May of 1999, Whole Living completed a reverse merger with Whole Living Utah. The properties, trademarks, and related assets of Whole Living Utah were acquired by Whole Living, Inc., a Nevada corporation, which is the surviving corporation as a result of the reverse merger. This merger was accomplished by the Nevada corporation's issuance of 6,000,000 shares of its restricted common stock to the five shareholders of Whole Living Utah in exchange for all of the issued and outstanding stock of the Whole Living Utah corporation. Pursuant to the merger agreement, our parent company divested itself of its controlling interest, the directors and officers of Whole Living resigned and the management of Whole Living Utah filled the vacancies, and the former shareholders of Whole Living Utah obtained 58% of the total voting power.

Our Business

Whole Living, doing business as Brain Garden , is a total lifestyle company focused on improving mental and physical performance through a Whole Foods - Whole Learning - Whole Living philosophy. Our message is a

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blend of cutting edge research and ancient wisdom and methods.  By ancient wisdom, we refer to certain dietary practices and specific whole-food combinations that have been viewed for centuries as promoting health. These include:

     i. Jewish practice for nearly 4,000 years (Amos 9:14; Daniel 1:11-20), their tradition and scriptures which state that eating certain foods, including pulse, results in greater health and mental acuity; and

     ii. Historic Christian practices, traditions and scriptures (1 Cor. 3:2; 1 Tim. 4:3; Heb. 5:12; D&C 89) which state that eating certain foods and not others is healthier for the body.

     In addition, the Surgeon General of the United States and the Physicians Committee for Responsible Medicine have both concluded that the key to good health is proper diet (defined in part as fruits, vegetables, nuts, seeds, legumes and whole grains as opposed to processed foods), plenty of water and regular exercise.

     Our product philosophy is to combine the best of science and nature and to produce food and personal care products that are 100% natural, and to the extent possible, organic. We employ a network marketing system to sell our products to customers and independent distributors, and we rely on our distributors to sponsor new distributors. We are committed to developing and providing quality products that are easy to use, easy to sell and effective.

     Whole Foods. We promote an appreciation for earth's bounties and encourage eating real foods, such as, fresh fruits and vegetables, legumes and grains. Our line of Whole Foods snacks and meal replacements are convenient and enjoyable and reduce or eliminate the need for nutritional supplements.
We believe that pills and supplements cannot replace Whole Foods and that twentieth century convenience foods provide a high-fat, high-sugar, low-fiber diet which may have resulted in increased cancer, heart disease and obesity rates.

     Whole Learning. We believe imagination is the key to unlocking learning potential. Our Whole Learning products include interactive programs that help the consumer create a "home-learning environment" for their family. We offer a complete line of multi-media, interactive curriculum software for learners from preschool through adulthood.

     Whole Living. We provide personal development and life-balancing programs to help people and families experience life more abundantly. We have created all-natural, chemical-free product lines of personal care, skin care and essential oils, to enhance the rituals of daily living.

Principal Products

     Our major Whole Foods product is Pulse , which consists of a variety of nuts, seeds, fruits and grains. The ingredients used in Pulse are combined in specific mathematical ratios which we believe are based on a 2500 year old formula which originated in Biblical times. (See, Chapter 1 of the King James
version of Daniel.)   We believe nutritional science is strongly pointing to
frequent snacking throughout the day as opposed to "three square meals."
Pulse may be used as a snack or a meal replacement. Pulse has the proteins, fibers, carbohydrates and other nutrients needed in a healthy diet and comes in four different flavors. Pulse also is an integral part of our weight-loss program called "Daniel's 10-day Challenge." Currently 55% of our product sales revenue is derived from our Pulse products. Our other major Whole Foods snack products include Parched Pulse and Brain Grain.

     Our Whole Learning products include our interactive educational programs which provide learning tools for learners from kindergarten through adulthood. These programs cover such topics as spelling, math, science, reading, foreign languages and parenting tools. These programs are multi-sensory and interactive and are designed to involve the creative imagination of the learner. We believe the "rote learning" model of education has been used to routinize the learning process and control the mind set of the learner. We believe rote learning fails to recognize the individuality of learners, stifles creativity and robs the human mind. We believe our programs offer a clear, imaginative alternative for learners of all ages.

     Our Whole Living product line includes essential oils, and chemical-free personal and home-care products which are made from the oils and tissues of plants. Our new line of personal care and essential oils is called

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Earthborn Creations  and will be introduced in the fall of 1999.  We believe that what is put on the skin is passed through the skin and finds its way into other tissues in the body. Therefore, an individual should not put anything on the body that cannot also be put in the body. Our most popular personal care product is Pro L'eve which is a full strength progesterone cream made from wild yams, soy and other natural ingredients. Pro L'eve is designed for women who experience hormone imbalance.

Distribution Network

     We currently have only one sales office located in Provo, Utah. We rely on network marketing for the distribution of our products. Anyone can purchase products from us for personal use or resell, but he or she does not have the potential to earn commissions. Only those individuals who sign up as a distributor can sponsor other distributors and earn commissions from the resale of our products. Management believes that one of our key competitive advantages is our "Unigen" distributor compensation plan (the "Unigen Plan").

     Network marketing companies and their marketing plans have been around for over 50 years. Many of the founding companies in this industry such as Amway, Mary Kay, and Shaklee, have not made significant changes to their marketing plans for decades. During the 1970s, 1980s and into the 1990s, new companies in the industry such as Nuskin, Neways, Natures Sunshine Products, Melaleuca, and many others have taken aspects of these original marketing plans and added various twists and/or changes in order to make their compensation plans more rewarding for distributors.

     In the traditional networking system such as that used by Nuskin, a group of people occupy a single level within the compensation plan. Under the "unilevel" plan, a single person occupies a level within the compensation structure. Nature's Sunshine Products, Inc. and Young Living Essential Oils represent two of our competitors who use versions of this "unilevel" plan. Under this structure, a distributor's down line is composed of numerous levels consisting of separate individuals. As more individuals come on line below these levels, each becomes a "leg" for the first distributor.

     Under our system, any distributor on any level can receive compensation. Each individual distributor can qualify for compensation on a monthly basis. Therefore, if they qualify by purchasing the requisite quantity of product and establishing the necessary number of legs, a distributor could receive compensation in his or her first month with Whole Living.

     We combine this single person/single level approach with what we call a "deep generational pay program." Generational pay programs are currently being used by Young Living Essential Oils, Neways, LifeForce International and New Vision. Under a generational program, a distributor receives a small percentage from other distributors that are brought on line below them, both directly and indirectly via the "legs." In our system, this generational concept is tied into our Captain, Team Captain and All Star classifications. As a distributor gains more "qualified legs" which qualify through monthly purchasing volume, his status changes and his percentage of generational compensation increases. For example, to obtain the status of Captain, a distributor needs at least one "active" leg which is defined as a leg that has at least the minimum monthly purchasing volume. As a distributor adds new "active" legs, his or her status moves from Captain to Team Leader, All Star, etc. At each new level, the generational compensation percentages and amount of compensation increases. Therefore, an established distributor may receive a percentage of sales generated by an ever growing number of new distributors that are brought into the program in his or her down line. In our system, these levels can extend downward in many different directions as new distributors build their own legs or "generations." At a predetermined point, the founding distributor can be blocked from receiving new compensation directly from a portion of a successful, active leg. While the original distributor will continue to receive a percentage of the sales generated by other down line distributors, he or she will stop receiving compensation from distributors below this predetermined cut-off generation of a successful leg. Because this block can only occur after several generations, we have classified our program as a "deep generational pay program."

     By combining the unilevel approach with this deep generational pay program, we have developed our "Unigen" marketing plan which we believe takes the best aspects of each approach and combines them into a new,

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more competitive distributor compensation plan.  Several companies have developed and implemented plans similar to ours, such as Young Living Essential Oils, New Vision and LifeForce International. We believe that our approach, while similar to these approaches, improves on their models and represents a competitive advantage for our distributors. It is designed to offer a simple method for a distributor to earn compensation from development of his or her business. As the distributor is rewarded financially, he or she is motivated to continue developing an organization and, as a result, we continue to grow.

     Our revenue depends directly upon the efforts of our distributors. We distribute our products exclusively through independent distributors who have contracted directly with us. Our revenue is directly dependent upon the efforts of these independent distributors, and growth in the total number of our distributors. As a distributor who purchases a defined minimum volume of product per month (which we refer to as personal sales volume or "PV") and brings on new distributors below him and thus establishes "legs," that distributor becomes eligible for additional monthly compensation. If one person in a leg purchases the defined minimum monthly volume or PV, that leg becomes "active." To attain the rank of "Captain", a distributor must attain a minimum PV and have at least three "active" legs. A Team Captain is a distributor who has built a down line sales organization which includes at least three "active" Captain legs and has personal monthly sales of at least 150 PV units. To attain the All Star level, a distributor has to build a down line sales organization which includes at least three "active" legs, each of which must have at least one "Team Captain" level distributor somewhere in the down line. In addition, an All Star distributor has to have personal monthly sales of at least 200 PV units.

     <R In addition to the highest levels, we have two lower level distributor classifications consisting of Team Builder and Team Leader. To qualify as a Team Builder, a distributor must have personal monthly purchases totaling over 50 PV units and one "active" 50 PV leg. A Team Leader is a distributor that has attained the Team Leader level of 75 PV units in personal purchases and has established two "active" legs. R/>

     <R For management purposes such as product purchasing, sales estimating, forecasting, and incentive planning, we use a second distributor definition known as "currently active distributors" which includes those distributors who, by their recent level of activity, are most likely to purchase products and sell our products in the near future. We use the last six months as the critical time frame within which we classify any distributor who has purchased any products from us as "currently active". Approximately 8,000 of our
distributors fall in this category.   Twenty (20) distributorships have
achieved Team Captain and All-Star (3) executive distributor levels, which are our two highest executive distributor levels. These distributorships have extensive downline networks and account for the majority of our revenue. R/>

     Sponsoring. Sponsoring activities are encouraged but not required of distributors. While we provide product samples, brochures, magazines, audiotapes, videotapes, and other sales materials, distributors are primarily responsible for educating new distributors with respect to our products, the Unigen Plan and how to build a successful distributorship. The sponsoring of new distributors creates multiple levels in the network marketing structure. Persons whom a distributor sponsors are referred to as "active legs," "downline" or "sponsored" distributors. If downline distributors also sponsor new distributors, they create additional levels in the structure, but their downline distributors remain in the same downline network as their original sponsoring distributor.

     We promote sponsoring by using a "three-thirty-three" program which encourages distributors to sponsor at least three new distributors within
thirty days and continue that approach for three months.   We believe that
most of our distributors attempt, with varying degrees of effort and success, to sponsor additional distributors because of the financial incentives provided to those who succeed in building a distributor network that consumes and resells products. Generally, distributors invite friends, family members, and acquaintances to sales meetings, which we call Garden Parties. Our products are represented and the Unigen Plan is explained at the Garden Parties. People are often attracted to become distributors after using our products and becoming regular retail consumers. Once a person becomes a distributor, he or she is able to purchase products directly from us at wholesale prices for resale to consumers or for personal consumption. The distributor is also entitled to sponsor other distributors in order to build a network of distributors and product users.

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     <R In November of 1998 Whole Living Utah acquired a distributors list from Brain Garden LLC which contained 23,800 names. From December 1998 through February of 1999, Whole Living Utah attempted to contact and encourage these distributors to participate in their business. During that period Whole Living Utah determined 22,500 of these distributors were inactive. Inactive status was established by the fact that the distributor had not ordered products or participated in Brain Garden LLC and Whole Living Utah for a period of six months. Accordingly, by the end of February 1999, Whole Living Utah acquired 1,300 active distributors from Brain Garden LLC and during that time had signed 1,400 new distributors of its own. Since March of 1999 we have acquired an additional 5,848 new distributors, resulting in 8,548 currently active distributors as of September 2, 1999. R/>

     At the present time, it is not possible to quantify the amount of revenue provided by each type or classification of distributorship. We are in the process of developing the capability to generate that type of report, but, at this time, do not have that ability. Because our program is based on monthly sales volume, the amount of revenue generated by an individual distributor and his down line will vary from month to month based on the fluctuating activity of the levels below that distributor.

     Examples of revenues generated by four "Captain" level distributors for the month of August, 1999 are:

      Name                        Sales Volume               Commission
      ----                        ------------               ----------
1.)   Paragon Health              $   945.00                 $  80.45
2.)   Mark Thomas                 $ 1,327.00                 $ 109.45
3.)   Delores Ludwick             $ 3,448.00                 $ 293.95
4.)   Garden Health Ministries    $8,863.00                  $ 850.35

     As is typical in the direct selling industry, there is turnover in distributors from year to year, which requires the sponsoring and training of new distributors by existing distributors to maintain or increase the overall distributor force and motivate new and existing distributors. We may experience seasonal decreases in distributor sponsoring and product sales because of holidays and customary vacation periods. We cannot predict the timing or degree of fluctuations because of the number of factors that impact the sponsoring of new distributors, and the fact that we have little control over the level of sponsorship of new distributors. We cannot assure that the number or productivity of our distributors will be sustained at current levels or increased in the future.

     Our most successful distributors use current technology to increase their sponsoring activities. They use lead generation systems which focus on target databases. They assist their sales organization in processing and closing the leads through use of automated voice mail systems, interactive web sites and other technological tools.

We believe that our distributors will need to adapt their business models to integrate the Internet into their operations as more and more consumers purchase goods and services over the Internet instead of through traditional retail and direct sales channels.

     Compensation. Each product carries a specified number of sales volume points. Commissions are based on a distributor's personal and group volume.
A distributor receives commissions based on a percentage of sales volume of his or her downline each month. Sales volume points are essentially based upon a percentage of the product's wholesale cost, net of any point-of-sale taxes. As a distributor's retail business expands and as he or she successfully sponsors other distributors into the business, which in turn expand their own businesses, he or she receives more commissions from downline sales. Generally, a distributor can receive commission bonuses only if, on a monthly basis, (i) the distributor achieves at least 50 points (approximately $71) in personal sales volume, and (ii) the distributor is not in default of any material policies or procedures.

     Rules Affecting Distributors. A potential distributor must enter into a standard distributor agreement which obligates the distributor to abide by our policies and procedures. Any person who wants to can join us as a distributor, to purchase products for personal use or to build a down line sales organization. There are two different distributor sign-up fee options
from which a person may choose in order to become a distributor.   The Garden
Starter Kit sells for $14.95. With this option, the new distributor receives basic literature, training materials, guidelines, order forms, price lists, a press kit, home "party" information and handouts, and other helpful literature.

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The second option is the Garden Basket Kit which sells for $49.95.  With this option the new distributor receives all of the materials in the Garden Starter Kit plus several packages of the actual food products, a 90 minute videotape, three audiotapes, two product sample kits and more materials for holding a home "party". No distributor is required to purchase a large inventory of products when he/she starts. However, in order to receive compensation as a distributor and thereby become "active," personal monthly purchases are required. The minimum level for such purchases varies within the five compensation plan levels from 50 PV units for the lowest and 200 PV units for the highest. To purchase 50 PV units, an individual would have to pay approximately $71.00.

      Our standard distributor agreement, policies and procedures, and compensation plan contained in every Garden Starter Kit outline the scope of permissible distributor marketing activities. Our distributor rules and guidelines are designed to provide distributors with maximum flexibility and opportunity within the bounds of governmental regulations regarding network marketing and prudent business policies and procedures. Distributors are independent contractors and are thus prohibited from representing themselves as our agents or employees. Distributors are obligated to present our products and business opportunity ethically and professionally. Distributors agree to abide by all local, state and federal laws and regulations pertaining to the advertising, sale and distribution of our products. All advertising must be factual and not misleading and a distributor will be terminated for making false claims about the income potential, the compensation plan, or product efficacy.

     Distributors must represent to potential distributors that the receipt of commissions is based on retail sales and substantial efforts. Distributors may not use any form of media advertising to promote products without our written consent. Products may be promoted by personal contact or by literature produced or approved by us. Products generally may not be sold, and the business opportunity may not be promoted, in traditional retail environments.

     We are not in a position to provide the same level of direction, motivation, and oversight to our distributors as we would our own employees because the distributors are independent contractors. We systematically review alleged reports of distributor misbehavior, but the large number of distributors and their independent status make it difficult to enforce distributor policies and procedures. If we determine that a distributor has violated any of the distributor policies or procedures, we may either terminate the distributor's rights completely or impose sanctions such as warnings, probation, withdraws or denial of an award, suspension of privileges of a distributorship, withholding commissions until specified conditions are satisfied, or other appropriate injunctive relief. To date, no distributors have been terminated for violation of distributor policies or procedures. A distributor may voluntarily terminate his or her distributorship at any time.

     Payment. Distributors pay for products prior to shipment, therefore we carry minimal accounts receivable. Distributors place orders by phone using an automated system or by placing the order with our order takers. They usually pay for the products with a credit card. Less than 2% of our sales are paid for with cash.

     Product Guarantees. We provide a 100% satisfaction guarantee. For 30 days from the date of purchase, our product return policy allows a retail purchaser to return any product to the distributor through whom the product was purchased for a full refund. After 30 days from the date of purchase, the return privilege is in the discretion of the distributor. If, for any reason, the customer of a distributor does not want to keep a product purchased by the customer from the distributor, we encourage the distributor to take back the product and either replace it with another product or return the customer's money, whichever the customer prefers.

     <R If, for any reason, and within thirty days, the distributor does not want to keep a product purchased by said distributor, in accordance with our thirty-day return policy, we will replace the product or take back the product and reimburse the distributor for the product, whichever the distributor prefers. We warrant any item that is not date stamped for a period of one year. Our product return policy is a material aspect of the success of the distributors in developing a retail consumer base. Our experience with actual product returns has averaged approximately 1% of sales during the first half of 1999.R/>

     Product Liability. We maintain an insurance policy for product liability claims with a $1,000,000 per claim and $2,000,000 annual aggregate limit.

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Product Development.

     We are committed to expanding our Whole Foods - Whole Learning - Whole Living product lines with products that are easy to use, easy to sell and which are effective. We anticipate that we will expend approximately $48,000 each year for the next two years for research and development of our product lines. We have several products in development that we expect to launch in late 1999. These products are part of our Earthborn Creations personal care line. The Earthborn Creations product line will provide creams, lotions, cleansers and shampoos made from essential oils and mixing powders that are all natural and chemical-free, and made entirely from plants.

Competition
     Product Lines. The market for products designed to enhance mental and physical performance is large and intensely competitive. Our primary competition includes other network marketing companies that manufacture and market herbal remedies, personal care and nutritional products and educational products. We also compete with major retail businesses that provide the same types of products that we offer. We compete with these other companies by emphasizing our uniqueness, the effectiveness and quality of our products and the convenience of our distribution system. We emphasize products that improve health through a diet of real food rather than pills and supplements. All of our products are and will be 100% natural and to the extent possible, organic. Also, our educational products are significantly different than most offered by our competitors because they emphasize imagination rather than rote learning.

     Our Whole Foods snack products compete with "health bars" and nutritional supplements offered by companies such as Amway, Nuskin, Nature's Sunshine Products and Shaklee. Big Planet and Amway offer educational products which compete with our Whole Learning product line. Nuskin, Amway and Young Living Essential Oils dominate the essential oils and personal care product market for our Whole Living products.

     Many of our competitors have much greater name recognition and financial resources. In addition, herbal remedies, personal care and nutritional products can be purchased in a wide variety of channels of distribution.
While we believe that consumers appreciate the convenience of ordering products from home through a sales person or through a catalog, the buying habits of many consumers accustomed to purchasing products through traditional retail channels are difficult to change. Our product offerings in each product category are also relatively small compared to the wide variety of products offered by our competitors.

     Network Marketing Companies. We also compete for distributors with other direct selling organizations, many of which have a longer operating history and higher visibility, name recognition, and financial resources. The dominant network marketing companies in our existing markets are Amway Corporation and NuSkin Enterprises, Inc. We also compete with many smaller network marketing companies who offer personal care products. We compete for new distributors on the strength of our product line, compensation plan and management strength. Management envisions the entry of many more direct selling organizations into the marketplace as this channel of distribution expands over the next several years.

Raw Materials and Suppliers

     A majority of our products are currently produced by manufacturers unaffiliated with us, however, the products are produced according to specifications provided by us or developed by the manufacturers for us. Our profit margins, and our ability to deliver our existing products on a timely basis, are dependent upon the ability of these outside manufacturers to continue to supply products in a timely and cost-efficient manner. Also, the development of additional new products in the future will depend in part on the services of suitable outside manufacturers.

     We use approximately twelve major suppliers and vendors for food ingredients, packaging, and printing. Future 500 Corporation, (the "Future 500") a food processing and packaging company, currently supplies us with approximately 75% of our products. On September 14, 1999 we renegotiated our contract with Future 500 which

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will require Future 500 to provide us with fresh food products manufactured to our specifications. Our business would be materially adversely affected if we lost Future 500 as a supplier.

     MCB Printing, Inc. supplies the majority of our printing services and Nature's Best supplies the majority of our food ingredients. We may purchase our raw materials from several different sources and most of the raw materials we use are readily available in the market place. We maintain our product inventory using a system in which we keep a 4-8 week inventory based on the product's anticipated movement. Typically, we experience back orders with less than 1% of our orders.

Trademarks, Patents and Intellectual Property

     We are in the process of securing trademarks for our Brain Garden logo, Brain Garden , Pulse , Earthborn Creations and several other trademarks. We consider our trademark protection to be very important to brand name recognition and distributor and consumer loyalty to our business. We intend to register our important trademarks in the United States. In addition, a number of our products utilize proprietary formulations, but we do not own any patents for these products.

Government Regulations

     Direct Selling Activities. Direct selling activities are regulated by various federal, state and local governmental agencies in the United States and foreign countries. We believe that our method of distribution is in compliance in all material respects with the laws and regulations relating to direct selling activities in the United States. These laws and regulations are generally intended to prevent fraudulent or deceptive schemes, often referred to as "pyramid," "money games," "business opportunity" or "chain sales" schemes, that promise quick rewards for little or no effort, require high entry costs, use high pressure recruiting methods, and/or do not involve legitimate products. The laws and regulations in our current markets often
(i) impose certain cancellation/product return, inventory buy-backs and "cooling-off" rights for consumers and distributors, (ii) require us or our distributors to register with the governmental agency, (iii) impose certain requirements on us, and/or (iv) impose various requirements, such as requiring distributors to have certain levels of retail sales to qualify to receive commissions. The purpose of these laws and regulations is to ensure that distributors are being compensated for sales of products and not for recruitment of new distributors. The extent and provisions of these laws vary from state to state and internationally. International laws may impose significant restrictions and limitations on our business operations. For example, in Canada the government does not allow distributors to purchase product for resale in Canada. All products purchased by Canadian consumers must be purchased for personal use only.

     Any assertion or determination that we are not in compliance with existing laws or regulations, could potentially have a material adverse effect on our business and results of operations. We cannot assure that regulatory authorities in our existing markets will not impose new legislation or change existing legislation that might adversely affect our business in those markets. Also, we cannot assure that new judicial interpretations of existing law will not be issued that adversely affects our business. Regulatory action, whether or not it results in a final determination adverse to us, has the potential to create negative publicity, with detrimental effects on the motivation and recruitment of distributors and, consequently, on our revenue and net income.

     Regulation of Personal Care and Nutritional Food Products. Our products and related marketing and advertising are subject to some governmental regulation by various domestic agencies and authorities, including the Food and Drug Administration (the "FDA"), the Federal Trade Commission (the "FTC") and Consumer Product Safety Commission, and the United States Department of Agriculture. To date, we have not experienced any complications regarding health and safety and food and drug regulations for our products.

     Our markets have regulations concerning product formulation, labeling and packaging. These laws and regulations often require us to, among other things, conform product labeling to the regulations, and register or qualify products with the applicable government authority or obtain necessary approvals or file necessary notifications for the marketing of such products. Many of our existing markets also regulate product claims and advertising. These laws regulate the types of claims and representations that can be made regarding the capabilities of products. For example, in the United States we are unable to make any claim that our whole foods will diagnose, cure, mitigate, treat, or prevent disease.

Employees

     We have nineteen (19) full time employees. Five of these employees directly support the distributor network. We do not anticipate increasing the number of employees at this time. However, if we experience significant growth, we may be required to hire new employees as necessary. Our employees are not presently covered by any collective bargaining agreement. We believe our relationships with our employees are good and we have not experienced any work stoppages.

Reports to Security Holders

     We have voluntarily filed this registration statement. Following the effective date of this registration statement, we will be required to comply with the reporting requirements of the Securities and Exchange Act of 1934. We will file annual, quarterly and other reports with the SEC. We also will be subject to the proxy solicitation requirements of the Exchange Act and, accordingly, will furnish an annual report with audited financial statements to our stockholders. Interested persons may also visit our web site at www.thebraingarden.com.

Available Information

     Copies of this registration statement may be inspected, without charge, at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington D.C. 20549 and at the Denver Regional offices of the SEC located at 1801 California Street, Suite 4800, Denver, Colorado 80202. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC 0300. Copies of this material also should be available through the Internet by using the SEC's EDGAR Archive, the address of which is http://www.sec.gov.

<R ITEM 2. MANAGEMENTS' DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS R/>

     The following Management's Discussion and Analysis contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors discussed below.

     <R Whole Living is a network marketing company involved in the distribution and sale of proprietary, whole food, personal care and educational products. Our revenue is primarily dependent upon the efforts of a network of independent distributors who purchase products and sales materials from us for personal use or for resale to customers or sponsored distributors. We recognize revenue upon the receipt of the sales order, which is simultaneous with the payment and delivery of such goods. Revenue is net of returns, which have historically been less than 1% of gross sales. Distributor commissions are paid to several levels of distributors on each product sale. The amount and recipient of the commission varies depending on the purchaser's position within the Unigen Plan. (See "Business - Distribution Network," above.) These incentives are classified as operating expenses. R/>

     <R Costs of sales primarily consist of the cost of the products purchased from third-party vendors. Selling expenses include distributor commissions, the cost of computing and paying commissions as well as the cost of various incentive programs for distributors which may include the cost of trips to our conventions and other incentives paid to distributors for achieving certain sales goals. Distributor commissions are paid to distributors on a monthly basis based upon their personal and group sales volume. The overall payout average has been approximately 35% of product sales, but as the distributor organizations develop, we expect the payout average to increase to approximately 45%.R/>

<R Reverse Merger Treatment  R/>

     <R In May of 1999 Whole Living merged with Whole Living, Inc., a Utah corporation, doing business as Brain Garden ("Whole Living Utah"). Whole Living, the Nevada corporation, was the surviving entity following the statutory merger. Prior to the date of the merger, Whole Living Utah had obtained the principal assets, products and trademarks of Brain Garden LLC, a
Utah limited liability company, owned by Don Tolman.   As a result of the
merger Whole Living acquired the business operations, products and assets of Whole Living Utah which are a significant part of our ongoing business and the products that we sell. In conformance with generally accepted accounting principles, the merger has been accounted for as a "reverse merger" and the accounting survivor is Whole Living Utah. R/>
     <R  The reverse merger was completed pursuant to the statutory requirements of Utah and Nevada through the exchange of 6,000,000 shares of the Whole Living's common stock for all the outstanding stock of Whole Living Utah. For tax purposes, the merger was a tax free exchange pursuant to
Section 368 (a)(1) (A) of the Internal Revenue Code. For accounting purposes, Whole Living was acquired for approximately 4.3 million shares in exchange for $800,000 of its net monetary assets, $650,000 of which were advances due from Whole Living Utah. The merger provided cash necessary to support the operations of Whole Living Utah prior to the merger and the operations of Whole Living after the merger. R/>

     <R In summary, Whole Living had no commercial operations until it merged with Whole Living Utah in May of 1999. Whole Living Utah had been in business only since late November of 1998 and it had acquired most of its product and services from Brain Garden LLC in November of 1998. R/>

Liquidity and Capital Resources

     <R We have funded our cash requirements primarily through revenues, loans, and private placements of equity securities. Whole Living Utah initially entered into a purchase agreement in November of 1998 in which it agreed to acquire many of the assets of Brain Garden LLC in exchange for paying off then-current payables in the amount of just over $260,000. Funds for the purchase came primarily from the sales of a key distributorship for $50,000, a $150,000 investment by Mark Comer, and a $50,000 loan to Whole Living Utah from Mark Comer. R/>

     <R The subsequent merger of Whole Living Utah with Whole Living provided an infusion of cash. Whole Living sold 300,000 common shares for $800,000 cash and advanced $650,000 of those funds to Whole Living Utah to fund its operations until the merger was effected. After the merger Whole Living obtained a loan for $340,000 in May of 1999 and then another loan for $150,000 in September of 1999. R/>

     <R A summary of the balance sheets for the years ended December 31, 1997 and 1998 and for the six month interim period ended June 30, 1999 are as follows. Note that the summary reflects the status of Brain Garden LLC at the end of 1997. The figures for the fiscal year ended 1998 show the status of Whole Living Utah after it had acquired a majority of the assets of Brain Garden LLC and had been in operations for only one month. The figures for the interim period ended June 30, 1999 show the status of Whole Living after we had completed the reverse merger with Whole Living Utah in May of 1999 and had operated as a consolidated entity for approximately one month. R/>

                     <R Brain Garden                          Whole Living
                            LLC          Whole Living Utah   Interim Period
                        December 31,      December 31,           Ended
                           1997              1998             June 30, 1999
                        (unaudited)        (audited)           (unaudited)
                        -----------        ---------           -----------
Cash/Cash Equivalents       0               68,205                44,905
Current Assets              0              163,244               396,234

Total Assets              19,707           373,861               716,719

Total Current
Liabilities                6,177           220,401               691,400

Total Stockholder's
Equity                    23,530           145,743                25,319
Total Liabilities &
Stockholder Equity        19,707           373,861               716,719 R/>

     <R As of June 30, 1999, Whole Living had $44,905 cash on hand and had
$716,719 in total assets. 29.2% of the total assets was represented by our inventory of food products and ingredients and 36.3% was allocated to property and equipment. Our current liabilities were $691,400, with 64.8% of those current liabilities allocated to the current portion of our long-term liabilities. Our principal commitments consisted of notes payable and office and equipment leases. As of June 30, 1999 future minimum cash payments under lease commitments were $11,253 through the year 2002. Future minimum principal payments on the notes payable were $437,051 through 1999. R/>

     <R If our growth remains relatively moderate (below 50% per month) we anticipate internal cash flows will be sufficient to continue our operations and sales and marketing development for the next twelve months. However, if we experience growth rates in excess of 50% per month, we will need to seek additional financing. We might also require additional financing to fund product development, such as our Whole Learning programs, if market research shows strong demand for the proposed products. R/>

     <R If we experience growth rates in excess of 50% per month, we will need to seek additional external financing to establish and maintain adequate inventories. Although our distributors pay prior to shipment of products, several of our products carry a fairly long lead time from our manufacturers and suppliers. Because of this lead time and the possibility of temporary shortages of one or more ingredients, we have planned to carry enough completed inventory or inventory in progress to last eight (8) weeks. As growth occurs, eight-week projections will necessarily increase and the cost of producing this additional inventory will in turn increase. A sudden upward swing in projected sales above our current growth rate projections per month would require that we produce and warehouse more inventory than our internal cash flow will pay for.R/>

     <R For example, suppose that in August we had forecast sales for
September of $400,000 and projected 20% growth for the next two months. Based on this assumption, we would be projecting October sales of $480,000 and November sales of $576,000. Assuming that cost of goods is 20% of net sales, we would need a beginning inventory on October 1, costing $211,000 to cover the next two months under projected sales model (an increase of $35,000 over the previous month). Assuming a net cash flow of 10% of sales, cash flow from September would be adequate to fund this increase in our inventory.R/>

     <R However, if we assume that sales in October and November will increase by 50% each month rather than 20% (i.e., we project revenues of $600,000 in October and $900,000 in November), we would need to accumulate a beginning inventory on October 1 costing $300,000 ($1,500,000 x 20%). In other words, our inventory expenses would be increased by $124,000. The $40,000 obtained from September's cash flow would fall far short of what would be required under these circumstances. R/>

     <R Internal cash flows will be dependent on a number of factors: 1) our ability to encourage our distributors to sponsor new distributors and increase their own personal sales; 2) our ability to promote our product lines with our distributors; 3) our ability to develop successful new product lines; 3) effects of regulatory changes, if any; and 4) our ability to remain competitive in our markets. Actual costs and revenues could vary from the amounts we expect or budget, possibly materially, and those variations are likely to affect how much additional financing we will need for our operations.R/>

     <R If additional funds are needed, we can not assure that funds will be available from any source, or, if available, that we will be able to obtain the funds on terms agreeable to us. We have not investigated the availability, source or terms for external financing. Also, the acquisition of funding through the issuance of debt could result in a substantial portion of our cash flows from operations being dedicated to the payment of principal and interest on the indebtedness, and could render us more vulnerable to competitive and economic downturns. R/>

     <R  In the event we elect to raise additional capital through the sale of our common stock, we will issue such stock pursuant t o the exemptions provided by federal and state securities laws. The purchasers and manner of issuance will be determined according to our financial needs and the available exemptions. At this time we have not decided to offer securities and, accordingly, have not determined the type of offering or the type or number of securities which we will offer, if any. We also note that if we issue more shares of our common stock our shareholders may experience dilution in the value per share of their common stock. R/>

Results of Operations

     <R As a result of the acquisition and merger of the three different companies, we are unable to present a meaningful comparative analysis of our
operations from year-to-year or quarter-to-quarter.   The following table
summarizes the operations of Brain Garden LLC for the year ended December 31, 1997. The pro forma consolidated statement of operations through December 31, 1998 shows the operations of Brain Garden LLC for eleven months consolidated with Whole Living Utah's operations for one month. The interim period ended June 30, 1999 consolidates five months of operations of Whole Living Utah and one month of the combined entities as Whole Living Nevada.R/>



                                            <R Brain Garden LLC &
                                              Whole Living Utah         Whole Living
                      Brain Garden LLC     Pro Forma Consolidated         Interim
                        December 31              December 31,           Period Ended
                           1997                      1998               June 30, 1999
                        ------------             ------------           ------------
Revenues                 69,514                  1,491,826               1,033,498
Cost of Sales            47,647                    425,321                 288,321

Gross Profit             21,876                  1,066,508                 745,177

Selling Expenses         11,554                    594,835                 675,477

Research &
Development               --                        10,370                   1,047

General &
Administrative           69,774                    828,039                 982,777

Total Operating Expense  81,328                  1,433,244               1,659,301

Operating Income/Loss   (59,461)                  (366,735)               (914,124)

Net Profit (loss)       (59,461)                  (366,962)               (970,423)
R/>


     <R A review of the figures indicates that as revenues have increased, costs of sales, selling expenses and general and administrative expenses have increased substantially. At the end of 1997 selling expenses were 16.6% of revenues, on December 31, 1998 they were 39.8% of revenues and as of June 30, 1999, they were 65.3% of revenues. R/>

     <R General and administrative expenses, which include general office expense, management and employees'salaries, and the support systems for the distributor network, were 100.3% of revenues at the end of 1997, 55.5% of revenues at the end of 1998 and 95.1% of revenues as of June 30, 1999. The fluctuations reflect changes in operations due to the acquisitions and mergers and different stages of development for the various companies. The increase in the operating expenses for the interim period ended June 30, 1999 is due primarily to: 1) expenditures to create and support the infrastructure and systems to support expected revenue levels; 2) costs to develop the distributor network, and 3) product and sales and marketing program development. R/>

     <R We anticipate our operating losses to continue until we develop a larger distributor network, produce new marketing and sales materials and develop new product lines. We expect our revenues to increase as a result of our efforts to build a larger distributor network and expand our product lines. However, this rise in revenues will likely be offset by increased operating expenses due to additional burdens on our managerial, accounting, and support personnel. Also, by becoming a fully reporting company we will add additional expenses to our operations, including the expense of filing this registration statement, preparing annual reports and preparation and filing of

Form 10K's and 10Q's.  R/>

Seasonal Aspects

     <R In the direct selling industry, the summer months of June, July and
August, and the holiday months of November and December are relatively soft. However, in our short operating history we have not experienced a decrease in sales during these time periods and are unsure how the industry-wide fluctuations will affect our business in the future. R/>

Year 2000 Compliance

     In early 1999, we created a Year 2000 committee and asked it to evaluate the Year 2000 problems that we may encounter and take appropriate action to address the possible material implications of those problems. This Year 2000 committee has developed and is implementing a plan to respond to the perceived potential problems and attempt to render us Year 2000 ready.

     The committee has identified three potential problem areas that could have a material adverse impact on or financial condition, liquidity and results of operations. These areas are: (1) our in-house informational technologies which include our main computer system and partial information collection and retrieval devices; (2) our contract suppliers who provide the raw materials and services necessary to produce and distribute our products; and (3) our distributors and customers who represent the ultimate sellers and purchasers of our products.

     As part of the Year 2000 initiative, we have established a testing program to determine whether our assets are Year 2000 ready. Our testing program is conducted in stages:

     The initial stage consists of testing our in-house main computer server and personal computers that are networked to the main server. For example, testing a particular application to ensure that it correctly manipulates dates and date-related data and properly operates in a Year 2000 ready environment.

The second stage includes testing interfaces between software providers and our interactive touch-tone ordering system, called Interactive Voice Response
(IVR), to ensure that these interfaces will correctly send and receive date-related data.

The final stage involves beginning-to-end validating of the ordering/shipping process to ensure the total system has the capability to send and receive date-related data.

     We have not deferred any major information technology project as a result of the implementation of the Year 2000 initiative.

     As of June 30, 1999, we have completed a review of our internal computer systems and associated devices and have concluded, based on this review of our operations and computer systems, that our significant information technology ("IT") systems will not be affected by Year 2000 problems. Internally, the only critical Y2K questions relate to our IT systems. We have determined that our enterprise level database program, which hosts all order entry, inventory, shipping and commissions functions is Year 2000 compliant. Also, our database server and other computers have been checked and deemed Year 2000 compliant by a third party computer systems consultant. All of our network stations are very late model personal computers running on the latest version of Windows NT. If affected at all, our internal IT systems will not be materially affected and the minor problems will be solved by replacing or modifying the programs at a cost that will not be significant.

     The second potential problem area is represented by non-information technology ('non-IT") assets. This encompasses (i) the third party vendors who supply the raw materials needed to produce our various products; (ii) the third party purveyors who provide marketing materials for our distributors and customers; and (iii) other third parties that provide goods and services to our operation. Examples of this last category include the local and national telephone companies, the ground-based delivery companies including Federal Express and UPS, and the local utility companies.

     Over seventy percent of the raw materials that we use in blending our products are supplied to us by a simple supplier. We have had various discussions with that supplier, Future 500, concerning its Year 2000 compliance and have received initial written confirmation of that compliance. We are in the process of contacting other suppliers in an effort to ascertain their Year 2000 compliance and their state of readiness. To date, we have received assurances from a majority of these suppliers that their IT and non-IT assets are presently compliant or will be Year 2000 compliant by the end of the fourth quarter of 1999. We are in the process of reviewing the responses received from these vendors to evaluate the accuracy and adequacy of the disclosures made by the vendors as to their Year 2000 compliance status. We may need to seek additional information in October and November from some of these vendors to substantiate their claims of Year 2000 readiness of their non-IT assets. We believe that this review process will be completed by the end of November, 1999.

     As an additional safeguard to interruption in the supply of raw materials for the formulation of our products, we have initiated an inventory reserve program under which we plan to produce and inventory ten weeks worth of completed product and maintain that level of inventory through the end of February 2000. We believe that this expansion of our inventory reserve coupled with the fact that 75% of our raw materials are supplied by Future 500 will provide a safeguard against any delay in our receipt of needed raw materials due to third party supplier failure to become Year 2000 compliant.

     In addition, all of our promotional materials are produced for us by a related third party company, MCB Printing, Inc. We have completed our assessment of that company's preparedness for material Year 2000 problems and have concluded that our supply of promotional materials will not be materially affected.

     Our local utility company (Utah Power), our local phone service provider (US West) and our bank (Zion's Bank) have made public statements of their preparedness for the Year 2000. We have not undertaken any independent conformation of those statements, but have relied upon them. Similarly, we have relied upon but made no independent verification of statements made by Federal Express and other ground-based carriers that they will not be materially affected by Year 2000 problems.

     The last category is composed of our distributors and their customers which collectively make up our customer base. Interruption in the distributor's ability to access their down lines could have a material adverse impact on our financial condition, liquidity and results of operations. We have engaged in discussions with our Team Captain, Captain and All Star distributors regarding potential Year 2000 problems and the necessity of a contingency plan to prevent significant interruption of our businesses. Due to the size of our company and the nature of our distribution system, we have concluded from these discussions that any eventual impact will not be material. The majority of our distributors place orders telephonically through our interactive voice response (IVR) system. We have initiated tests of the interface between our software providers and this system to ensure that the distributors will be able to access the system and place their orders.

     We estimate that we have spent approximately $3,000 through June 30, 1999 on implementation of the Year 2000 initiative, with the majority of the work being performed by outside consultants. These costs have been minimal since most of our IT and non-IT assets have been purchased already Year 2000 compatible.

     These costs do not include the costs of developing our Year 2000 contingency plans. Currently, we estimate that we will incur approximately $1,000 to $1,500 in direct costs in connection with developing our contingency plans.

     These are our management's best estimates and may be revised as additional information becomes available.

     To date, we have not identified any material IT or non-IT assets critical to our operations that present a material risk of not being Year 2000 ready, that cannot be replaced with a suitable alternative, or for which we do not have an acceptable contingency plan. As the Year 2000 initiative has proceeded, we have identified our highest risk, third party providers that present a potential risk of a Year 2000-related disruption. We will continue to monitor those suppliers and develop contingency plans, as necessary. At this point, we believe that our most reasonably likely worse case scenario will result from challenges presented by Year 2000 disruptions experienced by our utility providers. A significant disruption in services provided by such a party could have a material adverse impact on our financial condition, liquidity or results of operations.

     This Management's Discussion and Analysis of Financial Condition and Results of Operations and Liquidity and Capital Resources, and other parts of this Report, contain "forward-looking" statements about matters that are inherently difficult to predict. Those statements include statements regarding our intent, belief or current expectations. Some of the important factors that affect these statements have been described above as each subject is discussed.

     Such forward-looking statements involve risks and uncertainties that may affect future developments such as, for example, the ability to deal with the Year 2000 issue, including our ability to discovery and correct potential Year 2000 issues and the ability of third parties to appropriately address their Year 2000 issues. If the modifications and conversions required to make us Year 2000 ready are not made or are not completed on a timely basis, the resulting problems could have a material adverse effect on the financial condition, liquidity, or results of operations.

<R ITEM 3.  DESCRIPTION OF PROPERTY R/>

     We lease 6,727 square feet of administrative and office space, as well as, 686 square feet of warehouse space from RDR Properties, LC. RDR Properties, LC owns the real property outright and no encumbrances have been placed upon it. The building is a two-story office building with an attached airplane hanger. The building and large parking area is located at the Provo, Utah airport. We have no plans, or need, to renovate, improve or develop the existing property. The terms of the lease are as follows: two-year lease ending February 28, 2001 which is renewable thereafter. The monthly payment is $8,002.00 for the total 7,413 sq. feet. The fire insurance on the building is covered by the landlord. We carry a $2,000,000 insurance policy for our contents and for liability.

     <R We were given a license by Provo City to occupy and use the office portions of this building. That business license was issued on May 13, 1999 and is License No. 39760. We have not been given a license to use the warehouse portion of this building for inventory and distribution purposes. Provo City has notified us that we may have to vacate the warehouse portion of the building. We are negotiating with the Provo City for a zoning exemption that would allow us to remain in the warehouse during the term of our lease. As a safeguard, we are negotiating with Mark Burdge, a shareholder and Director of Whole Living, who owns MCB Printing, Inc. in Provo, Utah, for the use of some of MCB Printing, Inc.'s property for warehousing and distribution. A final decision as to whether we will move to MCB Printing, Inc.'s facility has not yet been made. We expect to make a final decision by December 1, 1999. R/>

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth, as of June 30, 1999, the beneficial ownership of our outstanding common stock of; (i) each person or group known by us to own beneficially more than 5% of our outstanding common stock, (ii) each of our executive officers, (iii) each of our director's and (iv) all executive officers and directors as a group. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as indicated by footnote, the persons named in the table below have sole voting power and investment power with respect to the shares of common stock shown as beneficially owned by them. The percentage of beneficial ownership is based on 10,699,000 shares of common stock outstanding as of July 15, 1999.

                 <R CERTAIN BENEFICIAL OWNERS R/>
                          -------------------------

                       <R Common Stock Beneficially Owned
Name and Address of            Number of Shares of
Beneficial Owners                  Common Stock          Percentage of Class
-----------------                  ------------          -------------------

Mark Comer                          918,920               8.6%
1185 S.  Mike Jense Circle
Provo, Utah 84601

PHI Mutual Ventures, LLC           4,702,701*            43.9% R/>
525 South 300 East
Salt Lake City, Utah 84111


                        <R MANAGEMENT R/>

                                   <R Common Stock Beneficially Owned
Name and Address of           Number of Shares of
Beneficial Owners                Common Stock             Percentage of Class
-----------------                ------------             -------------------
Ron Williams                      1,567,567*              14.7% R/>
1185 S.  Mike Jense Circle
Provo, Utah 84601

<R Bruno Vassel III               1,567,567*              14.7% R/>
1185 S.  Mike Jense Circle
Provo, Utah 84601

<R Bill Turnbull                  1,567,567*              14.7% R/>
1185 S.  Mike Jense Circle
Provo, Utah 84601

<R Mark Burdge                      378,379                3.5% R/>
1185 S.  Mike Jense Circle
Provo, Utah 84601

<R All executive officers
and directors as a group          5,081,080               47.5% R/>

*See, "Changes in Control," below.

Changes in Control.

     On May 17, 1999 Whole Living borrowed $340,000 from PHI Mutual Ventures,
LLC.   The promissory note for the loan is secured by our common stock held in the name of Messrs. Williams, Turnbull and Vassel. If the loan is not repaid with interest by Whole Living by May 1, 2000, PHI Mutual Ventures, LLC, or the holder of the note, will acquire 4,702,701 shares, which currently represents 43.9% of our outstanding shares. (See, "Certain Relationships and Related Transactions," below.)

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     Our executive officers and directors and their respective ages and positions with us are set forth below. Biographical information for each of those persons is also presented below. Our executive officers are chosen by our Board of Directors and serve at its discretion. There are no existing family relationships between or among any of our executive officers or directors.

Directors and Officers

Name                    Age          Position Held
----                    ---          -------------
Ron Williams            38           President, C.E.O. and Director
Bruno Vassel III        55           Vice President, Treasurer, Chief
                                     Operating Officer and Director
Bill Turnbull           42           Secretary and Director
Mark Burdge             42           Chief Financial Officer and Director

     Ron Williams. President, C.E.O. and Director of Whole Living Utah since November of 1998. Mr. Williams is a network marketing industry veteran, having served from April 20, 1993 to September 20, 1997 as Vice President of Marketing for Neways International, of Salem, Utah. Neways International is a privately held network marketing company that sells personal care and nutritional supplements. In September 1997, Mr. Williams left Neways to accept the General Manager and Vice President of Marketing position at Young Living Essential Oils, a company headquartered in Payson, Utah. From September 1997 through November 1998, Mr. Williams served as General Manager and eventually Vice President of Marketing for Young Living Essentials, Payson, Utah. Young Living Essentials is a privately held network marketing company which sells aroma therapy oils and personal care products.

     <R Bruno Vassel III.  Vice President, Treasurer and Chief Operating
Officer of Whole Living Utah since November 1998. From March 1, 1973 to July 4, 1986 Mr. Vassel was employed by Avon Products, Inc. in New York City. From July 5, 1993 to May 1, 1996 Mr. Vassel served as Vice President of Human Resources and as a member of the Executive Committee of Nature's Sunshine Products, Provo, Utah. Natures Sunshine Products is a publicly traded network marketing company which sells herbal nutritional products. Prior to joining Nature's Sunshine Products, from March 1, 1987 to July 5, 1993, Mr. Vassel managed his own international consulting company known as Human Resources Services, Inc. Human Resources Services, Inc. provided consulting services to more than fifty clients, including several Fortune 500 companies. Following his employment with Nature's Sunshine Products, Inc. from May 6, 1996 through November 30, 1998 Mr. Vassel concentrated his efforts on his consulting business. Mr. Vassel received a Bachelor of Arts degree in 1969 from Brigham Young University, Provo, Utah. He is the author of the book Lengthen Your Leadership Stride.R/>

     Bill Turnbull. Secretary/Treasurer and Director of Whole Living Utah since November of 1998. Mr. Turnbull served as President and Chief Executive Officer of Bonneville Foods, Inc. from December 10, 1989 through January 10, 1998. Bonneville Foods, Inc. is a privately held company that develops and operates franchised restaurants. On January 12, 1998, Mr. Turnbull resigned from Bonneville Foods, Inc. to found Insight, USA which is a direct sales company which specializes in educational software and internet-based educational programs. Mr. Turnbull worked for Insight, USA until it was acquired by Whole Living Utah on November 30, 1998. From 1996 through the present, Mr. Turnbull has served as President for TJ Development, a commercial real estate investment company which he founded in early 1996. He received a Bachelor of Science degree from Brigham Young University, Provo, Utah in 1982.

     Mark Burdge. Director since March 15, 1999. Mr. Burdge is the primary owner of MCB Printing, Inc., a printing business located in Provo, Utah which specializes in the printing of product marketing materials for network marketing companies. From January 13, 1994 through the present, Mr. Burdge has served as the President and Chief Executive Officer of MCB Printing, Inc. Mr. Burdge received a Bachelor of Science degree from Brigham Young University in 1983. From September, 1984 through January, 1986, Mr. Burdge served as a Regional marketing Director for Nuskin International, a private company located in Provo, Utah.

ITEM 6. EXECUTIVE COMPENSATION

     During the fiscal year ended March 31, 1998 and 1997 none of our officers received any cash compensation, bonuses, stock appreciation rights, long term compensation, stock awards or long-term incentive rights. The following table shows the compensation of our executive officers for the year ended March 31, 1999. We do not have any standard arrangement for compensation of our directors for any services provided as director, including services for committee participation or for special assignments.

                        COMPENSATION TABLE
                       Annual Compensation

                                 Fiscal                        Other Annual
Name and Principal Position       Year     Salary     Bonus   Compensation
---------------------------       ----     -----      -----   ------------
Ron Williams,
President, CEO                    1999     $ 60,000     0     $ 6,000*

Bruno Vassel, III,
Vice President, Treasurer, COO    1999       60,000     0      6,000*

Bill Turnbull, Sr.,
Secretary, Director               1999       60,000     0      6,000*

Mark Burdge,
Director, CFO                     1999         0        0        0

*Personal benefits: a leased automobile

Employment Contracts

     We have adopted a policy of entering into employment agreements with our senior management, and have entered into such agreements with Messrs. Williams, Vassel and Turnbull. The term of the agreements start on March 15, 1999 and have initial terms of three years, with automatic renewal for one year periods thereafter. Under the agreements each officer is entitled to receive a base salary of $60,000 during the first year of the agreement. Each is entitled to incentive bonuses, vacation time, insurance on an automobile, stock options at the Board's discretion and reimbursement for expenses. We may terminate the employment agreements for cause as that term is defined in the agreements. If we terminate the employment at our discretion, each will receive compensation due him for a period of twelve months. Each has promised not to compete with Whole Living for a period of one year after termination.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The following information summarizes certain transactions either we engaged in during the past two years or we propose to engage in involving our executive officers, directors, 5% stockholders or immediate family members of such persons.

      On or about December 31, 1998, Mark Comer, a shareholder in Whole Living Utah, advanced $50,000 to that entity. The advance was made informally without the execution of a promissory note or other writing. Because no due date or annual interest rate was stated, the obligation is due upon demand and carries interest at the statutory rate of 10% per annum. To date, no portion of this obligation has been paid and no demand for payment has been made.

     We lease our office and warehouse space from RDR Properties, LC for a total lease price of $8,002.00 per month. Mark Comer, a shareholder, is a fifty percent owner of RDR Properties, L.C. This rental rate is slightly lower than the prevailing rate for comparable properties in Provo, Utah and the usual rent deposit and tenant improvement expenses were waived by RDR Properties, LC. Therefore, the rental terms are slightly more favorable for us than we would have received from an independent third party.

     All of our named executive officers own interests in MRB, LLC which prepares sales aids and product kits for us. MRB's services include the design and production of printing and packaging, and the production of video and audio tapes. Mr. Burdge owns a 40% interest in MRB and Messrs. Williams, Turnbull and Vassel each own 20%. MRB provides these products to Whole Living on 90 day credit at competitive rates. Whole Living has paid MRB approximately $73,000.00 from December 1, 1998 through July of 1999. The terms of Whole Living's purchase of MRB products and services are no more favorable than we could receive from an independent third party.

     Whole Living advanced $650,000 to Whole Living Utah in March of 1999 in anticipation of the merger. The advance was interest free.

     In May of 1999 PHI Mutual Ventures, LLC loaned us $340,000. The loan is represented by a promissory note which is payable, with 9% interest, on May 1, 2000. The note is secured by 4,702,701 shares of Whole Living common stock originally issued to three of our executive officers, Messrs. Williams, Turnbull and Vassel. The stock certificates representing these shares are currently held in escrow pending repayment of the indebtedness. The terms of that loan are no more favorable than we could receive from an independent third party.

     All services and products provided by MRB, LLC are provided to us and other network marketing companies on the same terms. At the present time, services and products provided to us by MRB, LLC constitute approximately 25% of that company's net revenues. MRB, LLC's net revenues from all its operations for the 1999 fiscal year total less than $10,000.

     In the event we must vacate our present warehouse, we are negotiating with Mark Burdge, a shareholder and Director of Whole Living, who owns MCB Printing, Inc. in Provo, Utah, for the use of some of MCB Printing, Inc.'s property for warehousing and distribution. A final decision as to whether we will move to MCB Printing, Inc.'s facility and the final terms for such an agreement have not yet been made. We expect to make a final decision by October 15, 1999.

<R ITEM 8. DESCRIPTION OF SECURITIES R/>

Common Stock

     We are authorized to issue 50,000,000 shares of common stock, par value $.001 per share, of which 10,699,000 shares were issued and outstanding as of July 15, 1999. We have not authorized or issued preferred stock. All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of common stock entitles the holder (i) to one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders, (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of Whole Living. Our stockholders have no preemptive rights to acquire additional shares of common stock or any other securities. All outstanding shares of common stock are fully paid and non-assessable.

Anti-Takeover Effective Nevada Law In Certain Provisions

     Nevada law provides that any agreement providing for the merger, consolidation or sale of all or substantially all of the assets of a corporation be approved by the owners of at least the majority of the outstanding shares of that corporation, unless a different vote is provided for in the Articles of Incorporation. Our Articles of

Incorporation do not provide for a super-majority voting requirement in order to approve any such transactions. Nevada law also gives appraisal rights for certain types of mergers, plans of reorganization or exchanges or sales of all or substantially all of the assets of a corporation. Under Nevada law, a stockholder does not have the right to dissent with respect to (a) a sale of assets or reorganization, (b) any plan of merger or any plan of exchange, if
(i) the shares held by the stockholder are part of a class of shares which are listed on a national securities exchange or the NASDAQ National Market Systems, or are held of record by not less than 2,000 shareholders and (ii) the stockholder is not required to accept for his shares any consideration other than shares of a corporation that, immediately after the effective time of the merger or exchange, will be part of a class of shares which are listed on a national securities exchange or the NASDAQ National Market System, or are held of record by not less than 2,000 holders.

Control Share Acquisition Provision

     <R Under Nevada law, when a person has acquired or offers to acquire a controlling interest in a corporation a stockholders meeting must be held so that the stockholders of the corporation can vote on whether the shares proposed to be acquired (the "control shares") can exercise voting rights. A controlling interest is statutorily defined to mean the ownership of sufficient outstanding voting shares of an issuing corporation to enable the acquiring person, directly or indirectly, to vote either (i) one-fifth or more but less than a third of all voting shares; (ii) one- third or more than but less than a majority of all voting shares; or (iii) a majority or more of all outstanding voting shares, in the election of any director. The acquiring person must deliver an "offeror's" statement to the stockholders at the offeror's expense. Unless the corporation's Articles of Incorporation provide otherwise, a majority of the outstanding stock not held by the offeror must approve the voting rights for the stock held by the offeror. If an offeror has a majority or more of all the outstanding voting shares, and such shares are accorded full voting rights, a stockholder of record who votes against the authorization shall have demand rights. R/>

     <R The control share acquisition provisions are applicable to any acquisition of a controlling interest, except acquisition pursuant to the laws of descent or distribution, enforcement of a judgment, satisfaction of pledge or other security interest, or a merger or reorganization in compliance with
Nevada law.   A corporation may opt out of the control share acquisition provisions if its Articles of Incorporation or by-laws so state and they are in effect on the tenth day following the acquisition of a controlling interest by an acquiring person. We have not elected out of the control share acquisition provisions of Nevada law. R/>

                          <R PART II R/>

<R ITEM 1. MARKET PRICE OF AND DIVIDENDS ON WHOLE LIVING'S COMMON EQUITY AND
OTHER SHAREHOLDER MATTERS R/>

     <R Our common stock is traded over-the-counter and quoted on the National
Quotation Bureau's Pink Sheets under the symbol "WLIV." There has not been any trading activity in our common stock until August 5, 1999. We cannot assure that an active public market will develop in our common stock and a shareholder may be unable to liquidate his investment without considerable delay, if at all. R/>

     Standard Transfer and Registrar Company of Draper, Utah, currently acts as transfer agent for our common stock. As of July 15, 1999 we have approximately 92 shareholders of record with 10,699,000 shares outstanding. 3,999,000 of such shares are freely tradeable (except for such shares as may be acquired by our affiliates). The remaining 6,700,000 shares held by existing shareholders are "restricted securities" as that term is defined by Rule 144.

Dividends

     We have not declared dividends on our common stock and do not anticipate paying dividends on our common stock in the foreseeable future.

OTC Bulletin Board Eligibility Rule

     <R In January of 1999, the SEC granted approval of amendments to the NASD
OTC Bulletin Board Eligibility Rule 6530 and 6540. These amendments now require a company listed on the OTC Bulletin Board to be a reporting company and current in its reports filed with the SEC. As a result of this rule change we have voluntarily filed this registration statement in order to become a fully reporting company and maintain the listing of our common stock on the OTC Bulletin Board. The rule requires that the SEC come to a position of no further comment regarding the registration statement before a company is considered compliant. We were not in compliance at our phase-in date and our common stock listing was removed from the OTC Bulletin Board. We placed our listing on the National Quotation Bureau's Pink Sheets. We intend to apply for listing of the OTC Bulletin Board upon completion on the SEC comment period. However, we cannot assure that the NASD will approve our application. R/>

<R ITEM 2. LEGAL PROCEEDINGS R/>

     <R On July 26, 1999, Sharon Baez, an individual, filed a complaint in the
Fourth District Court, Provo Department, State of Utah, naming Don V. Tolman, individually and as agent for The Brain Garden, LLC, and Whole Living, Inc. dba Brain Garden, a Nevada Corporation, as defendants. Ms. Baez alleges breach of contract and unjust enrichment by the defendants. The complaint claims that Mr. Tolman, as CEO and President of Brain Garden, LLC. entered into an agreement with Ms. Baez on September 22, 1998. Per the agreement, Ms. Baez loaned $121,264.34 to Mr. Tolman and he agreed to repay the principal amount, with 10% interest, with monthly payments. Ms. Baez claims Mr. Tolman failed to complete the repayment schedule. In addition, the complaint alleges that Whole Living, Inc. contacted persons who had loaned money to Mr. Tolman and had offered to refund their money. Ms. Baez claims she did not receive such an offer. Ms. Baez seeks $113,966.81, pre-judgment interest of 10% per annum and post-judgment interest at the maximum legal rate until all amounts due and owing are paid in full. Whole Living's management believes we have no liability and is defending the claim.R/>

     <R Mr. Tolman was never employed by us.  He was President of Brain Garden
LLC, a separate entity that was engaged in network marketing of nutritional products. At the time we formed Whole Living Utah it purchased many of the products, formulas, trademarks and other business assets of Brain Garden LLC, including the Brain Garden mark. Following this purchase, Mr. Tolman worked as an independent consultant and distributor for Whole Living Utah but was never an employee. Mr. Tolman continues to maintain a distributorship and provide consulting services to Whole Living.R/>

<R ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
FINANCIAL DISCLOSURES R/>

     Pursuant to the merger agreement, we continue to employ the accounting survivor's (Whole Living Utah's) principal independent accountant, Crouch, Bierwolf and Chisholm, located in Salt Lake City, Utah. For the past two fiscal years we have not had any disagreements regarding accounting practices, financial statement disclosure, or auditing scope or procedure with our former independent accountant, Hammond & Company; nor have their reports contained an adverse opinion or disclaimer of opinion.

<R ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES R/>

     The following discussion describes all securities sold by us within the past three years without registration: On July 13, 1999 our Board authorized the issuance of 400,000 common shares to SGS Holdings, Inc. for $500,000 cash. On March 24, 1999 as part of the reverse merger between Whole Living and Whole Living Utah, Whole Living issued 6,000,000 shares of its restricted common stock to the five shareholders of Whole Living Utah. In consideration for this issuance, Whole Living received all of the issued and outstanding common stock and thereby 100% ownership of Whole Living Utah. In March of 1999 at Whole Living's organizational meeting, the Board authorized the issuance of 100 common shares each to our then President, Anita Patterson, and our then

Secretary/Treasurer, April Marino, for $2.00 cash; on January 15, 1999 the Board authorized the issuance of 300,000 shares to Daniel W. Jackson, as escrow agent, for $800,000 cash.

     In connection with each of these isolated issuances of our securities, we believe that each purchaser (i) was aware that the securities had not been registered under federal securities laws, (ii) acquired the securities for his/her/its own account for investment purposes and not with a view to or for resale in connection with any distribution for purpose of the federal securities laws, (iii) understood that the securities would need to be indefinitely held unless registered or an exemption from registration applied to a proposed disposition and (iv) was aware that the certificate representing the securities would bear a legend restricting their transfer. We believe that, in light of the foregoing, the sale of our securities to the respective acquirers did not constitute the sale of an unregistered security in violation of the federal securities laws and regulations by reason of the exemptions provided under Sections 3(b) and 4(2) of the Securities Act, and the rules and regulations promulgated thereunder.

<R ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS R/>

     Pursuant to Nevada Revised Statutes Section 78.7502 and 78.751, our Articles of Incorporation and bylaws provide for the indemnification of present and former directors and officers and each person who serves at our request as our officer or director. We will indemnify such individuals against all costs, expenses and liabilities incurred in a threatened, pending or completed action, suit or proceeding brought because such individual is our director or officer. Such individual must have conducted himself in good faith and reasonably believed that his conduct was in, or not opposed to, our best interest. In a criminal action he must not have had a reasonable cause to believe his conduct was unlawful. This right of indemnification is not exclusive of other rights the individual is entitled to as a matter of law or otherwise.

     We will not indemnify an individual adjudged liable to us due to his negligence or wilful misconduct toward us, or if he improperly received personal benefit. Indemnification in a derivative action is limited to reasonable expenses incurred in connection with the proceeding. Also, we are authorized to purchase insurance on behalf of an individual for liabilities incurred whether or not we would have the power or obligation to indemnify him pursuant to our bylaws.

     Our bylaws provide that individuals may receive advances for expenses if the individual provides a written affirmation of his good faith belief that he has met the appropriate standards of conduct and he will repay the advance if he is adjudged not to have met the standard of conduct.
                         <R PART F/S R/>

<R Index to Financial Statements  R/>

<R Whole Living, Inc. Financial Statements June 30, 1999 (unaudited) and
December 31, 1998 R/>

     <R Independent Accountants Report
     Balance Sheets
     Statement of Operations
     Statement of Stockholder's Equity
     Statement of Cash Flows
     Notes to Financial Statements

Whole Living, Inc. Pro Forma Consolidated Statement of Operations December 31, 1998 (unaudited)
     Pro Forma Statement of Operations
     Notes to Statement of Operations R/>

<R Whole Living, Inc., Financial Statements, March 31, 1999 and 1998 and from inception (January 30, 1986) through March 31, 1999.
     Independent Accountants Report
     Balance Sheets
     Statement of Operations
     Statement of Stockholder's Equity
     Statement of Cash Flows
     Notes to Financial Statements R/>

<R Whole Living, Inc.  Pro Forma Consolidated Financial Statements March 31,
1999 (unaudited)R/>
     Pro Forma Consolidated Balance Sheet
     Pro Forma Statement of Operations
     Notes to Financial Statements R/>

<R Brain Garden, LLC Financial Statements December 31, 1997 (unaudited)
     Balance Sheet
     Statement of Operations
     Statement of Member's Equity
     Notes to Financial Statements R/>

                              Whole Living, Inc.

                             Financial Statements

                              December 31, 1998

                              C O N T E N T S


Accountants' Report  . . . . . . . . . . . . . . . . . . . . 3

Balance Sheets . . . . . . . . . . . . . . . . . . . . . . . 4

Statements of Operations . . . . . . . . . . . . . . . . . . 6

Statements of Stockholders' Equity . . . . . . . . . . . . . 7

Statements of Cash Flows . . . . . . . . . . . . . . . . . . 8

Notes to the Financial Statements  . . . . . . . . . . . . . 9

Supplemental Information:

     Proforma Financial Statements . . . . . . . . . . . . .16

                         INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Stockholders of Whole Living, Inc.


We have audited the accompanying balance sheet of Whole Living, Inc. as of December 31, 1998 and the related statements of operations, stockholders' equity and cash flows from inception on November 25, 1998 through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Whole Living, Inc. as of December 31, 1998 and the results of its operations and cash flows from inception on November 25, 1998 through December 31, 1998 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note , the Company's short operating history and operating losses raise substantial doubt about its ability to continue as a going concern. Management's plans in those matters are also described in Note . The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Salt Lake City, Utah
February 23, 1999

                         Whole Living, Inc.
                          Balance Sheet

                              ASSETS


                                                                  December 31
                                                                      1998
CURRENT ASSETS

   Cash (Note 1)                                                  $   68,205
   Accounts receivable                                                 1,044
   Inventory (Note 1)                                                 93,995

     Total Current Assets                                            163,244

PROPERTY & EQUIPMENT (Note 2)                                        167,322

OTHER ASSETS

    Goodwill (Note 1)                                                 43,295

     TOTAL ASSETS                                                 $  373,861

                             Whole Living, Inc.
                          Balance Sheet continued


                  LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                  December 31
CURRENT LIABILITIES                                                   1998

   Accounts payable                                             $     36,790
   Accrued expenses                                                   55,954
   Current portion of long-term liabilities (Note 3)                 127,657

     Total Current Liabilities                                       220,401


LONG TERM LIABILITIES (Note 3)

   Notes payable-related party                                        50,000
   Notes payable                                                      70,872
   Capital lease obligations                                          14,502
   Less current portion                                             (127,657)

     Total long term Liabilities                                       7,717


     TOTAL LIABILITIES                                               228,118


STOCKHOLDERS' EQUITY

   Common stock, authorized 100,000 shares
     no par value, issued and outstanding 11,100 shares              201,000

   Retained earnings                                                 (55,257)

     Total Stockholders' Equity                                      145,743


TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                   $       373,861

                              Whole Living, Inc.
                          Statement of Operations

                                                                From inception
                                                                   on November
                                                                    25, 1998
                                                                    through
                                                                  December 31,
                                                                     1998


REVENUES                                                      $      163,074

COST OF SALES                                                         65,407

GROSS PROFIT                                                          97,667

SELLING EXPENSES                                                      54,755

RESEARCH & DEVELOPMENT                                                10,040

GENERAL & ADMINISTRATIVE EXPENSES                                     87,902

TOTAL OPERATING EXPENSES                                             152,697

OPERATING LOSS                                                       (55,030)

OTHER INCOME AND (EXPENSES)

   Interest expense                                                     (227)

     Total Other Income and (Expenses)                                  (227)

LOSS BEFORE INCOME TAXES                                             (55,257)

PROVISION FOR INCOME TAXES (Note 1)                                       -

NET LOSS                                                      $      (55,257)

NET LOSS PER SHARE                                            $        (4.98)

WEIGHTED AVERAGE OUTSTANDING SHARES                                   11,100

                              Whole Living, Inc.
                       Statement of Stockholders' Equity
   From Inception on November 25, 1998 through December 31, 1998


                                         Additional                  Retained
                                         Common Stock                Earnings
                                      Shares      Amount             (Deficit)

Beginning Balance November 25, 1998       -     $    -             $      -

November 1998-Shares issued to
 organizers for services               9,400      1,000                   -

December 1998-Shares issued for cash   1,700    200,000                   -

Net Income from inception on
  November 25, 1998
  through December 31,1998                -          -               (55,257)

Balance on December 31, 1998          11,100   $201,000             $(55,257)

                              Whole Living, Inc.
                           Statement of Cash Flows


                                                                From inception
                                                                  on November
                                                                   25, 1998
                                                                    through
                                                                   December 31
                                                                     1998
Cash Flows From Operating Activities

Net income (loss)                                              $    (55,257)

Non-cash items:
   Depreciation & amortization                                        2,581

   Stock issued for services                                          1,000
(Increase)/decrease in current assets:
   Accounts receivable                                               (1,044)

   Inventory                                                        (93,995)

Increase/(decrease) in current liabilities:
   Accounts payable                                                  36,790

   Accrued expenses                                                  55,954

     Net Cash Provided (Used) by Operating Activities
                                                                    (53,971)
Cash Flows from Investing Activities

  Cash paid for Property and Equipment                              (71,510)

  Cash paid for Goodwill                                            (43,295)

     Net Cash Provided (Used) by Investing Activities              (114,805)

Cash Flows from Financing Activities

  Cash received from stock issuance                                 200,000

  Cash received from debt financing                                  50,000

  Principal payments on long-term debt                              (13,019)

     Net Cash Provided (Used) by Financing Activities               236,981

    Increase/(decrease) in Cash                                      68,205

Cash and Cash Equivalents at Beginning of Period                         -

Cash and Cash Equivalents at End of Period                       $   68,205

Supplemental Cash Flow Information:

  Cash paid for interest                                         $        -

  Cash paid for income taxes                                     $        -

Non-cash financing transaction:
  Purchase of equipment with lease obligations and notes         $   101,393

NOTE 1 - Summary of Significant Accounting Policies

    a.   Organization

         Whole Living, Inc. (the Company) was incorporated on November 25, 1998 in the state of Utah. On November 30, 1998, the Company acquired the assets, leases, product line and name of Brain Garden, L.L.C., a Utah limited liability company engaged in the marketing and distribution of various natural food products, oils and bath salts. The Company does business under the name of Brain Garden, and maintains its headquarters in Provo, Utah.

    b.   Recognition of Revenue

         The Company recognizes income and expense on the accrual basis of accounting.

    c.   Earnings (Loss) Per Share

         The computation of earnings per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

    d.   Provision for Income Taxes

         No provision for income taxes has been recorded due to net operating loss carryforwards totaling approximately $55,000 that will be offset against future taxable income. Since the Company has yet to prove they can generate taxable income, a valuation account has been created to eliminate the deferred tax asset.

         Deferred tax assets and the valuation account is as follows at December 31, 1998:

                                                              December 31,
                                                                 1998
    Deferred tax asset:
       NOL carryforward                                   $     18,700
    Valuation allowance                                        (18,700)
    Total                                                 $         -


    e.   Cash and Cash Equivalents

         The company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

    f.   Property and Equipment

         Expenditures for property and equipment and for renewals and betterments, which extend the originally estimated economic life of assets or convert the assets to a new use, are capitalized at cost. Expenditures for maintenance, repairs and other renewals of items are charged to expense. When items are disposed of, the cost and accumulated depreciation are eliminated from the accounts, and any gain or loss is included in the results of operations.

         The provision for depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Depreciation expense for the period ended December 31,1998 is $2,581.

    g.   Inventory

         Inventory is recorded at the lower of cost or market and consists primarily of consumable food products and ingredients.

    h.   Fair Value of Financial Instruments

         Unless other indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

    i.   Goodwill

         The Company recorded goodwill in the acquisition of the assets of Brain Garden, LLC, due to the excess cost paid over the estimated value of assets acquired. Goodwill is being amortized over 5 years on a straight-line method, to begin in 1999.

    j.   Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions that affect the amounts reported in the financial statements and accompanying notes. In these financial statements, assets, liabilities and earnings involve extensive reliance on managements estimates. Actual results could differ from those estimates.

NOTE 2 - Property & Equipment

         Property and equipment consists of the following at December 31, 1998:

                                                                 December 31,
                                                                     1998

Office equipment & furnishings                          $            33,682
Office furniture & fixtures                                          34,829
                 Software                                            86,379
                 Leased equipment                                    15,014

                                                                    169,904
Less:
 Accumulated depreciation                                            (2,332)
 Accumulated depreciation - leased equipment                           (250)

  Total Property & Equipment                             $          167,322

NOTE 3 - Long-Term Liabilities

    Long Term Liabilities are detailed in the following schedules as of December 31, 1998:

    Notes payable related party is detailed as follows:
                                                                  December 31
                                                                     1998

    Note payable to a shareholder of the Company,
    non-interest bearing, due upon demand and
    unsecured                                              $        50,000

    Total notes payable - related party                             50,000

    Notes Payable are detailed as follows:

    Note payable to a corporation, non-interest
    bearing, due within 60 days of delivery of
    software, unsecured                                    $        70,872

    Capital lease obligations are detailed in the following schedule as of December 31, 1998:

                                                                 December 31,
                                                                      1998
    Capital lease obligation to a corporation
    for computer equipment, lease payments due
    monthly of $435 through February 2000,
    bears interest at 18%, secured by computer
    equipment.                                              $         5,401

    Capital lease obligation to a corporation
    for computer equipment, lease payments
    due monthly of $304 through April 2002,
    bears interest at 18%, secured by equipment.                      9,101

    Total Lease Obligations                                          14,502

    Total long term liabilities                                     135,374

    Less current portion of:
      Notes payable - related party                                  50,000
      Notes payable                                                  70,872
      Capital lease obligations                                       6,785
    Total current portion                                           127,657

    Net Long Term Liabilities                               $         7,717


    Future minimum principal payments on notes payable and notes payable-related party are as follows:

         1999                                                $      120,872

    Total notes payable and notes payable-related party      $      120,872

    Future minimum lease payments are as follows at December 31, 1998:

         1999                                                         8,871
         2000                                                         4,471
         2001                                                         3,651
         2002                                                         1,217
                                                                     18,210
         Less portion representing interest                          (3,708)
         Total                                                $      14,502

NOTE 4 - Commitments and Contingencies

         The Company is committed for their office facilities. Monthly lease payments are due of $4,886 on a month to month basis. Subsequent to the audit, the Company moved their facilities to Provo, Utah.

         The Company sales and distributes its products through independent distributors. The Company is committed to a guaranteed monthly distributors bonus of $5,000 to one of its distributors. The agreement has no termination date.

NOTE 5 - Going Concern

         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has a short operating history and net operating losses since inception and is dependent upon financing to continue operations. The financial statements do not include any adjustments that might result from the outcome of this It is management's plan to raise additional funds through a merger of a public company and begin marketing it's product aggressively.

NOTE 6 - Related Party Transactions

         Mark Comer, a shareholder of the Company, advanced $50,000 to the Company for operating capital. The entire amount is payable at December 31, 1998 and is due upon demand.

NOTE 7 - Subsequent Events

         Subsequent to the audit date, the Company received $650,000 in advances from Whole Living, Inc., a Nevada public corporation in anticipation of a merger to be completed by June 30, 1999.

                              Whole Living, Inc.

                            Financial Statements

                          March 31, 1999 (unaudited)
                                   and
                             December 31, 1998

                        C O N T E N T S


Accountants' Report  . . . . . . . . . . . . . . . . . . . . 3

Balance Sheets                                               4

Statements of Operations . . . . . . . . . . . . . . . . . . 6

Statements of Stockholders' Equity . . . . . . . . . . . . . 7

Statements of Cash Flows . . . . . . . . . . . . . . . . . . 8

Notes to the Financial Statements  . . . . . . . . . . . . . 9

Supplemental Information:

     Proforma Financial Statements . . . . . . . . . . . . .16

                         INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Stockholders of Whole Living, Inc.


We have audited the accompanying balance sheet of Whole Living, Inc. as of December 31, 1998 and the related statements of operations, stockholders' equity and cash flows from inception on November 25, 1998 through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Whole Living, Inc. as of December 31, 1998 and the results of its operations and cash flows from inception on November 25, 1998 through December 31, 1998 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note , the Company's short operating history and operating losses raise substantial doubt about its ability to continue as a going concern. Management's plans in those
matters are also described in Note   .  The financial statements do not
include any adjustments that might result from the outcome of this uncertainty.



Salt Lake City, Utah
May 26, 1999

                              Whole Living, Inc.
                                Balance Sheet

                                   ASSETS

                                              March 31            December 31
                                               1999                   1998
CURRENT ASSETS                              (unaudited)

   Cash (Note 1)                       $      93,812              $   68,205
   Accounts receivable                        35,004                   1,044
   Inventory (Note 1)                        134,602                  93,995
   Prepaid expenses                           51,004                      -

     Total Current Assets                    314,422                 163,244

PROPERTY & EQUIPMENT (Note 2)                260,937                 167,322

OTHER ASSETS

    Goodwill (Note 1)                         60,062                  43,295

     TOTAL ASSETS                       $    635,421               $ 373,861

                              Whole Living, Inc.
                            Balance Sheet continued


                    LIABILITIES AND STOCKHOLDERS' EQUITY

                                                   March 31       December 31
                                                     1999            1998
CURRENT LIABILITIES (unaudited)

   Accounts payable                              $   67,748      $   36,790
   Accrued expenses                                 126,339          55,954
   Current portion of long-term
    liabilities (Note 3)                            783,964         127,657


     Total Current Liabilities                      978,051         220,401


LONG TERM LIABILITIES (Note 3)

   Notes payable-related party                       50,000          50,000
   Notes payable                                    720,872          70,872
   Capital lease obligations                         13,092          14,502
   Less current portion                            (783,964)       (127,657)

     Total long term Liabilities                         -            7,717

     TOTAL LIABILITIES                              978,051         228,118


STOCKHOLDERS' EQUITY

   Common stock, authorized 100,000 shares
     no par value, issued and outstanding
     11,100 shares                                  201,000         201,000
   Retained earnings                               (543,630)        (55,257)

     Total Stockholders' Equity                    (342,630)        145,743


TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY    $     635,421     $   373,861

                              Whole Living, Inc.
                            Statement of Operations



                                                               From inception
                                                                 on November
                                        For the Three              25, 1998
                                        Months Ended               through
                                          March 31                December 31,
                                            1999                     1998
                                         (unaudited)

REVENUES                            $    403,463              $      163,074

COST OF SALES                            131,174                      65,407

GROSS PROFIT                             272,289                      97,667

SELLING EXPENSES                         298,485                      54,755

RESEARCH & DEVELOPMENT                     1,047                      10,040

GENERAL & ADMINISTRATIVE EXPENSES        460,626                      87,902

TOTAL OPERATING EXPENSES                 760,158                     152,697

OPERATING LOSS                          (487,869)                    (55,030)

OTHER INCOME AND (EXPENSES)

   Interest expense                         (504)                       (227)

     Total Other Income and (Expenses)      (504)                       (227)

LOSS BEFORE INCOME TAXES                (488,373)                    (55,257)

PROVISION FOR INCOME TAXES (Note 1)           -                           -

NET LOSS                            $   (488,373)                  $ (55,257)

NET LOSS PER SHARE                  $     (44.00)                  $   (4.98)

WEIGHTED AVERAGE OUTSTANDING SHARES       11,100                      11,100

                              Whole Living, Inc.
                       Statement of Stockholders' Equity
         From Inception on November 25, 1998 through December 31, 1998, and March 31,1999 (unaudited)


                                         Additional                  Retained
                                        Common Stock                 Earnings
                                     Shares      Amount              (Deficit)

Beginning Balance November 25, 1998
                                         -      $    -             $      -

November 1998-Shares issued to
 organizers for services              9,400       1,000                   -

December 1998-Shares issued for cash  1,700     200,000                   -

Net (Loss) from inception on
  November 25, 1998 through
  December 31,1998                       -           -               (55,257)

Balance on December 31, 1998         11,100     201,000              (55,257)

Net (Loss) for the three months
 ended March 31,1999                     -           -              (488,373)

Balance on March 31, 1999            11,100    $201,000           $ (543,630)

                              Whole Living, Inc.
                            Statement of Cash Flows


                                                               From inception
                                         For the Three           on November
                                            Months                25, 1998
                                            Ended                 through
                                           March 31              December 31
                                             1999                    1998
Cash Flows From Operating Activities     (unaudited)

Net income (loss)                      $ (488,373)             $   (55,257)
Non-cash items:
   Depreciation & amortization             11,083                    2,581
   Stock issued for services                   -                     1,000
(Increase)/decrease in current assets:
   Accounts receivable                    (33,960)                   (1,044)
   Inventory                              (40,607)                  (93,995)
   Prepaid expenses                       (51,004)                       -
Increase/(decrease) in current liabilities:
   Accounts payable                        30,958                    36,790
   Accrued expenses                        70,385                    55,954


     Net Cash Provided (Used)
     by Operating Activities             (501,518)                  (53,971)

Cash Flows from Investing Activities

  Cash paid for Property and Equipment   (104,698)                  (71,510)
  Cash paid for Goodwill                  (16,767)                  (43,295)

     Net Cash Provided (Used)
     by Investing Activities             (121,465)                 (114,805)

Cash Flows from Financing Activities

  Cash received from stock issuance            -                    200,000
  Cash received from debt financing       650,000                    50,000
  Principal payments on long-term debt     (1,410)                  (13,019)

     Net Cash Provided (Used)
     by Financing Activities              648,590                   236,981

    Increase/(decrease) in Cash            25,607                    68,205

Cash and Cash Equivalents
  at Beginning of Period                   68,205                        -

Cash and Cash Equivalents
  at End of Period                      $  93,812                $   68,205

Supplemental Cash Flow Information:
  Cash paid for interest                $      -                 $       -
  Cash paid for income taxes            $      -                 $       -
Non-cash financing transaction:
  Purchase of equipment with lease
  obligations and notes                 $      -                 $   101,393


NOTE 1 - Summary of Significant Accounting Policies

    a.   Organization

         Whole Living, Inc. (the Company) was incorporated on November 25, 1998 in the state of Utah. On November 30, 1998, the Company acquired the assets, leases, product line and name of Brain Garden, L.L.C., a Utah limited liability company engaged in the marketing and distribution of various natural food products, oils and bath salts. The Company does business under the name of Brain Garden, and maintains its headquarters in Provo, Utah.

    b.   Recognition of Revenue

         The Company recognizes income and expense on the accrual basis of accounting.

    c.   Earnings (Loss) Per Share

         The computation of earnings per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

    d.   Provision for Income Taxes

         No provision for income taxes has been recorded due to net operating loss carryforwards totaling approximately $55,000 that will be offset against future taxable income. Since the Company has yet to prove they can generate taxable income, a valuation account has been created to eliminate the deferred tax asset.

         Deferred tax assets and the valuation account is as follows at December 31, 1998:

                                                                 December 31,
                                                                   1998
    Deferred tax asset:
       NOL carryforward                                       $     18,700
    Valuation allowance                                            (18,700)
    Total                                                     $         -


    e.   Cash and Cash Equivalents

         The company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

NOTE 1 - Summary of Significant Accounting Policies (Continued)

    f.   Property and Equipment

         Expenditures for property and equipment and for renewals and betterments, which extend the originally estimated economic life of assets or convert the assets to a new use, are capitalized at cost. Expenditures for maintenance, repairs and other renewals of items are charged to expense. When items are disposed of, the cost and accumulated depreciation are eliminated from the accounts, and any gain or loss is included in the results of operations.

         The provision for depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Depreciation expense for the period ended December 31,1998 is $2,581.

    g.   Inventory

         Inventory is recorded at the lower of cost or market and consists primarily of consumable food products and ingredients.

    h.   Fair Value of Financial Instruments

         Unless other indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

    i.   Goodwill

         The Company recorded goodwill in the acquisition of the assets of Brain Garden, LLC, due to the excess cost paid over the estimated value of assets acquired. Goodwill is being amortized over 5 years on a straight-line method, to begin in 1999.

    j.   Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions that affect the amounts reported in the financial statements and accompanying notes. In these financial statements, assets, liabilities and earnings involve extensive reliance on managements estimates. Actual results could differ from those estimates.

NOTE 2 - Property & Equipment

         Property and equipment consists of the following at December 31, 1998:



                                                                 December 31,
                                                                     1998

Office equipment & furnishings                               $     33,682
Office furniture & fixtures                                        34,829
Software                                                           86,379
Leased equipment                                                   15,014

                                                                  169,904
Less:
         Accumulated depreciation                                 (2,332)
         Accumulated depreciation - leased equipment                (250)

         Total Property & Equipment                           $  167,322

NOTE 3 - Long-Term Liabilities

    Long Term Liabilities are detailed in the following schedules as of December 31, 1998:

    Notes payable related party is detailed as follows:
                                                                December 31
                                                                    1998

    Note payable to a shareholder of the Company,
    non-interest bearing, due upon demand and
    unsecured                                                 $   50,000

    Total notes payable - related                                 50,000

    Notes Payable are detailed as follows:

    Note payable to a corporation, non-interest
    bearing, due within 60 days of delivery of
    software, unsecured                                        $  70,872

    Capital lease obligations are detailed in the following schedule as of December 31, 1998:

                                                                 December 31,
                                                                    1998
    Capital lease obligation to a corporation
    for computer equipment, lease payments due
    monthly of $435 through February 2000,
    bears interest at 18%, secured by computer
    equipment.                                                 $       5,401

    Capital lease obligation to a corporation
    for computer equipment, lease payments
    due monthly of $304 through April 2002,
    bears interest at 18%, secured by equipment.                       9,101

    Total Lease Obligations                                           14,502

    Total long term liabilities                                      135,374


    Less current portion of:
      Notes payable - related party                                   50,000
      Notes payable                                                   70,872
      Capital lease obligations                                        6,785
    Total current portion                                            127,657

    Net Long Term Liabilities                                    $     7,717


    Future minimum principal payments on notes payable and notes payable-related party are as follows:

         1999                                                $       120,872

    Total notes payable and notes payable-related party      $       120,872

    Future minimum lease payments are as follows at December 31, 1998:

         1999                                                          8,871
         2000                                                          4,471
         2001                                                          3,651
         2002                                                          1,217
                                                                      18,210
         Less portion representing interest                           (3,708)
         Total                                                 $      14,502

NOTE 4 - Commitments and Contingencies

         The Company is committed for their office facilities. Monthly lease payments are due of $4,886 on a month to month basis. Subsequent to the audit, the Company moved their facilities to Provo, Utah.

         The Company sales and distributes its products through independent distributors. The Company is committed to a guaranteed monthly distributors bonus of $5,000 to one of its distributors. The agreement has no termination date.

NOTE 5 - Going Concern

         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has a short operating history and net operating losses since inception and is dependent upon financing to continue operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. It is management's plan to raise additional funds through a merger with a public company and market it's products aggressively.

NOTE 6 - Related Party Transactions

         Mark Comer, a shareholder of the Company, advanced $50,000 to the Company for operating capital. The entire amount is payable at December 31, 1998 and is due upon demand.

NOTE 7 - Subsequent Events

         Subsequent to the audit date, the Company received $650,000 in advances from Whole Living, Inc., a Nevada public corporation in anticipation of a merger to be completed by June 30, 1999.

NOTE 8 - Unaudited Information

         Whole Living, Inc. (the Company) has elected to omit substantially all footnotes to the financial statements for the three months ended March 31, 1999. The information furnished herein was taken from the books and records
of the Company without audit.   However, such information reflects all
adjustments which are, in the opinion of management, necessary to properly reflect the results of the three months ended March 31, 1999. The information presented is not necessarily indicative of the results from operations expected for the full fiscal year.

                              Whole Living, Inc.

                            Financial Statements

                          June 30, 1999 (unaudited)
                                   and
                             December 31, 1998

                              C O N T E N T S


Accountants' Report  . . . . . . . . . . . . . . . . . . . . 3

Balance Sheets . . . . . . . . . . . . . . . . . . . . . . . 4

Statements of Operations . . . . . . . . . . . . . . . . . . 6

Statements of Stockholders' Equity . . . . . . . . . . . . . 7

Statements of Cash Flows . . . . . . . . . . . . . . . . . . 8

Notes to the Financial Statements  . . . . . . . . . . . . . 9

                         INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Stockholders of Whole Living, Inc.


We have audited the accompanying balance sheet of Whole Living, Inc. as of December 31, 1998 and the related statements of operations, stockholders' equity and cash flows from inception on November 25, 1998 through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Whole Living, Inc. as of December 31, 1998 and the results of its operations and cash flows from inception on November 25, 1998 through December 31, 1998 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5, the Company's short operating history and operating losses raise substantial doubt about its ability to continue as a going concern. Management's plans in those matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




Crouch, Bierwolf & Chisholm
Salt Lake City, Utah
February 23, 1999

                              Whole Living, Inc.
                                Balance Sheet

                                   ASSETS

                                              June 30             December 31
                                               1999                  1998
CURRENT ASSETS                              (unaudited)

   Cash (Note 1)                       $    44,905              $     68,205

   Accounts receivable                      56,038                     1,044

   Inventory (Note 1)                      209,337                    93,995

   Prepaid expenses                         85,954                        -

     Total Current Assets                  396,234                   163,244

PROPERTY & EQUIPMENT (Note 2)              260,423                   167,322

OTHER ASSETS

    Goodwill (Note 1)                       60,062                    43,295

     TOTAL ASSETS                  $       716,719              $    373,861

                              Whole Living, Inc.
                          Balance Sheet continued


                         LIABILITIES AND STOCKHOLDERS' EQUITY

                                           June 30                December 31
                                            1999                      1998
CURRENT LIABILITIES                       (unaudited)

   Accounts payable                      $   89,956               $   36,790

   Accrued expenses                         153,140                   55,954

   Current portion of
    long-term liabilities (Note 3)          448,304                  127,657

     Total Current Liabilities              691,400                  220,401


LONG TERM LIABILITIES (Note 3)

   Notes payable-related party                     390,000            50,000

   Notes payable                                    47,051            70,872

   Capital lease obligations                        11,253            14,502

   Less current portion                           (448,304)         (127,657)

     Total long term Liabilities                        -              7,717

     TOTAL LIABILITIES                             691,400           228,118


STOCKHOLDERS' EQUITY

   Common stock, authorized 50,000,000 shares
     $.001 par value, issued and outstanding
     10,299,000 and 11,100 shares, respectively     10,299                11



   Additional paid in capital                      990,700           200,989

   Retained earnings                              (975,680)          (55,257)

     Total Stockholders' Equity                     25,319           145,743


TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY   $     716,719        $  373,861

                              Whole Living, Inc.
                          Statement of Operations


                                                               From inception
                                                                 on November
                                         For the Six              25, 1998
                                        Months Ended               through
                                          June 30                 December 31,
                                           1999                      1998
                                        (unaudited)

REVENUES                              $   1,033,498          $      163,074

COST OF SALES                               288,321                  65,407

GROSS PROFIT                                745,177                  97,667

SELLING EXPENSES                            675,477                  54,755

RESEARCH & DEVELOPMENT                        1,047                  10,040

GENERAL & ADMINISTRATIVE EXPENSES           982,777                  87,902

TOTAL OPERATING EXPENSES                  1,659,301                 152,697

OPERATING LOSS                             (914,124)                (55,030)

OTHER INCOME AND (EXPENSES)

   Interest expense                          (1,109)                   (227)
   Interest income                              900                      -
   Loss on sale of asset                     (6,090)                     -


     Total Other Income and (Expenses)       (6,299)                   (227)

LOSS BEFORE INCOME TAXES                   (920,423)                (55,257)

PROVISION FOR INCOME TAXES (Note 1)              -                       -

NET LOSS                              $    (920,423)        $       (55,257)

NET LOSS PER SHARE                    $      (0.134)        $        (0.009)

WEIGHTED AVERAGE OUTSTANDING SHARES       6,887,632               6,011,100

                              Whole Living, Inc.
                        Statement of Stockholders' Equity
         From Inception on November 25, 1998 through December 31, 1998, and June 30,1999 (unaudited)


                                                Additional           Retained
                               Common Stock       Paid in            Earnings
                              Shares   Amount     Capital            (Deficit)

Beginning Balance
 November 25, 1998                -    $    -     $     -         $       -

November 1998-Shares
 issued to organizers
 for services                  9,400         9         991                -

December 1998-Shares
 issued for cash               1,700         2     199,998                -

Net (Loss) from inception on
   November 25, 1998 through
   December 31, 1998              -          -          -            (55,257)

Balance on December 31, 1998  11,100         11    200,989           (55,257)

Reorganization adjustment 10,287,900     10,288    789,711                -

Net (Loss) for the six months
 ended June 30,1999(unaudited)    -          -          -           (920,423)

Balance on
June 30, 1999 (unaudited) 10,299,000   $ 10,299     990,700     $   (975,680)

                              Whole Living, Inc.
                          Statement of Cash Flows

                                                                From inception
                                      For the Six                on November
                                        Months                     25, 1998
                                        Ended                      Through
                                       June 30                   December 31
                                         1999                        1998
Cash Flows From Operating Activities
  (unaudited)

Net income (loss)                      $ (920,423)              $   (55,257)

Non-cash items:
   Depreciation & amortization             24,325                     2,581

   Stock issued for services                   -                      1,000

(Increase)/decrease in current assets:
   Accounts receivable                    (54,994)                   (1,044)

   Inventory                             (115,342)                  (93,995)

   Prepaid expenses                       (85,954)                       -

Increase/(decrease) in current liabilities:
   Accounts payable                        53,166                    36,790

   Accrued expenses                        97,186                    55,954


     Net Cash Provided (Used) by
      Operating Activities             (1,002,036)                  (53,971)

Cash Flows from Investing Activities

  Cash paid for Property and Equipment   (117,427)                  (71,510)

  Cash paid for Goodwill                  (16,767)                  (43,295)

     Net Cash Provided (Used) by
      Investing Activities               (134,194)                 (114,805)

Cash Flows from Financing Activities

  Cash received from stock issuance       800,000                   200,000

  Cash received from debt financing       340,000                    50,000

  Principal payments on long-term debt    (27,070)                  (13,019)

     Net Cash Provided (Used)
     by Financing Activities            1,112,930                   236,981


    Increase/(decrease) in Cash           (23,300)                   68,205

Cash and Cash Equivalents
 at Beginning of Period                    68,205                        -

Cash and Cash Equivalents
 at End of Period                     $    44,905                $   68,205

Supplemental Cash Flow Information:
  Cash paid for interest              $        -                 $       -

  Cash paid for income taxes          $        -                 $       -

Non-cash financing transaction:
  Purchase of equipment with

   lease obligations and notes        $        -                 $  101,393


NOTE 1 - Summary of Significant Accounting Policies

    a.   Organization

         Whole Living, Inc. (the Company) was incorporated on November 25, 1998 in the state of Utah. On November 30, 1998, the Company acquired the assets, leases, product line and name of Brain Garden, L.L.C., a Utah limited liability company engaged in the marketing and distribution of various natural food products, oils and bath salts. The Company does business under the name of Brain Garden, and maintains its headquarters in Provo, Utah.

    b.   Recognition of Revenue

         The Company recognizes income and expense on the accrual basis of accounting.

         The Company's source of revenue is from the sale of various food products and other natural products. The Company recognizes the sale upon receipt of the sales order, which is simultaneous with the payment and delivery of such goods. The Company offers a 100% satisfaction guarantee against defects for 30 days after the sale of their product.

    The Company extends this return policy to its distributors for a 30 day period and the consumer has the same return policy in effect against the distributor. Returns are approximately 1% of sales for both periods presented. All conditions of FASB 48 are met and the revenue is recorded upon sale, with an estimated accrual for returns. The Company has no sources of comprehensive income.

    c.   Earnings (Loss) Per Share

         The computation of earnings per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

         The weighted average shares outstanding is calculated as follows at June 30, 1999 and December 31, 1998:


                                                 June 30,        December 31,
                                                    1999             1998

  Shares outstanding at beginning of period       11,100             11,100

  Plus shares issued in merger agreement
    retroactively applied                      6,000,000          6,000,000

  Total Beginning Balance                      6,011,100          6,011,100
  Reorganization adjustment effective

    May 24, 1999                               4,287,900                 -

  Balance of shares at End of Period          10,299,000          6,011,100

  Weighted average computation:                6,011,100          6,011,100
                                                 (144 days)      (36 days)

                                              10,299,000                 -
                                                 (37 days)

  Weighted average shares                      6,887,632          6,011,100

  d.     Provision for Income Taxes

    No provision for income taxes has been recorded due to net operating loss carryforwards totaling approximately $975,000 that will be offset against future taxable income. Since the Company has yet to prove they can generate taxable income, a valuation account has been created to eliminate the deferred tax asset.

    Deferred tax assets and the valuation account is as follows at June 30, 1999 and December 31, 1998:

                               June 30,                           December 31,
                                 1999                               1998
                             (unaudited)
  Deferred tax asset:
     NOL carryforward       $   330,000                      $        18,700

  Valuation allowance          (330,000)                             (18,700)

  Total                     $        -                       $            -

  e.     Cash and Cash Equivalents

         The company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

    f.   Property and Equipment

         Expenditures for property and equipment and for renewals and betterments, which extend the originally estimated economic life of assets or convert the assets to a new use, are capitalized at cost. Expenditures for maintenance, repairs and other renewals of items are charged to expense. When items are disposed of, the cost and accumulated depreciation are eliminated from the accounts, and any gain or loss is included in the results of operations.

         The provision for depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Depreciation expense for the period ended June 30, 1999 and December 31,1998 is $24,325 and $2,581, respectively.

    g.   Inventory

         Inventory is recorded at the lower of cost or market and valued on a first-in, first-out basis. Inventory consists primarily of consumable food products and ingredients.

NOTE 1 - Summary of Significant Accounting Policies (Continued)

    h.   Fair Value of Financial Instruments

         Unless other indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

    i.   Goodwill

         The Company recorded goodwill in the acquisition of the assets of Brain Garden, LLC. Various intangible assets such as distributor down lines, customer lists and product name identification are included in Goodwill. Valuation of these intangibles separately was not identified, yet the excess of payment over the net assets received provides for the recording of these intangibles as Goodwill. Goodwill is being amortized over 5 years on a straight-line method, to begin in 1999.

    j.   Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions that affect the amounts reported in the financial statements and accompanying notes. In these financial statements, assets, liabilities and earnings involve extensive reliance on managements estimates. Actual results could differ from those estimates.

    k.   Acquisition

         On November 30, 1998, the Company acquired the assets, lease obligations and product line of Brain Garden LLC, a Utah Limited Liability Company ("Brain Garden"). Brain Garden's product line consists of various natural food products, oils and bath salts. The acquisition was recorded using the purchase method of a business combination. Goodwill was recorded in the acquisition in the amount of $43,294 and will be amortized over 60 months. The Company paid $283,800 for the purchase of Brain Garden assets. The Company assumed leases in the amount of $14,500. The Company also assumed an operating lease for office space which expires in less than a year. No operating activity of Brain Garden is included in the statement of operations of the Company prior to the acquisition.

NOTE 2 - Property & Equipment

         Property and equipment consists of the following at June 30, 1999 and December 31, 1998:

                                                  June 30,       December 31,
                                                   1999              1998

Office equipment & furnishings                 $    117,551     $    33,682

Office furniture & fixtures                          67,079          34,829

Software                                             86,379          86,379

Leased equipment                                     15,014          15,014

                                                    286,023         169,904

Less:

  Accumulated depreciation                          (25,350)         (2,332)

  Accumulated depreciation - leased equipment          (250)           (250)

  Total Property & Equipment                    $   260,423     $   167,322

NOTE 3 - Long-Term Liabilities

    Long Term Liabilities are detailed in the following schedules as of June 30, 1999 and December 31, 1998:
    Notes payable related party
         is detailed as follows:                   June 30,      December 31
                                                    1999              1998
    Note payable to a shareholder of the Company,
    non-interest bearing, due upon demand and
    unsecured                                      $  50,000    $     50,000

    Note payable to a shareholder of the Company,
    bears interest 9%, due May 1, 2000 and
    unsecured                                        340,000              -

    Total notes payable - related party              390,000          50,000

    Notes Payable are detailed as follows:


    Note payable to an individual, non-interest
    bearing, due within one year                      15,784              -

    Note payable to a corporation, non-interest
    bearing, due within 60 days of delivery of
    software, unsecured                               31,267          70,872

    Total Note Payable                             $  47,051       $  70,872

    Capital lease obligations are detailed in the following schedule as of
June 30, 1999 and December 31, 1998:               June 30,      December 31,
                                                    1999              1998
    Capital lease obligation to a corporation
    for computer equipment, lease payments due
    monthly of $435 through February 2000,
    bears interest at 18%, secured by computer
    equipment.                                   $  3,207       $     5,401

    Capital lease obligation to a corporation
    for computer equipment, lease payments
    due monthly of $304 through April 2002,
    bears interest at 18%, secured by equipment.    8,046             9,101

    Total Lease Obligations                        11,253            14,502

    Total long term liabilities                   448,304           135,374


    Less current portion of:
      Notes payable - related party               390,000            50,000

      Notes payable                                47,051            70,872

      Capital lease obligations                    11,253             6,785

    Total current portion                         448,304           127,657

    Net Long Term Liabilities                  $       -        $     7,717


    Future minimum principal payments on notes payable and notes payable-related party are as follows:

         1999                                                   $   437,051

    Total notes payable and notes payable-related party         $   437,051

    Future minimum lease payments are as follows at June 30, 1999:

         1999                                                         5,228

         2000                                                         4,471

         2001                                                         3,651

         2002                                                         1,217

                                                                     14,567

         Less portion representing interest                          (3,314)

         Total                                                   $   11,253

NOTE 4 - Commitments and Contingencies

         The Company is committed for their office facilities. Monthly lease payments are due of $4,886 on a month to month basis. Subsequent to the audit, the Company moved their facilities to Provo, Utah.

         The Company sales and distributes its products through independent distributors. The Company is committed to a guaranteed monthly distributors bonus of $5,000 to one of its distributors who purchased a distribution position for $50,000. The distributor agreement can be terminated within 90 days of the execution of the agreement at the option of the distributor. If canceled during this period a refund of the $50,000 less monthly bonuses could occur. The termination period ends February 28, 1999, and at such time a contingency no longer exists, however the monthly commitment continues. The agreement has no termination date.

         The Company is also committed to a consulting arrangement with an individual, wherein the Company pays a $5,000 monthly draw against future royalties from developing sales, training and educational aids on a case-by-case basis. The agreement can be terminated by a 90-day written notice from either party. Termination by the Company must be for cause. The Company paid $15,000 upon signing the agreement as a signing bonus and was expensed as well as the monthly royalty payments. There is no indication in the agreement that repayment of the advances is required in the future. The Company received the individuals "downline" as part of the agreement, but no asset has been recorded, because future economic benefit is unclear.

NOTE 5 - Going Concern

         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has a short operating history and net operating losses since inception and is dependent upon financing to continue operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. It is management's plan to raise additional funds through a merger with a public company and market it's products aggressively.

NOTE 6 - Related Party Transactions

         Mark Comer, a shareholder of the Company, advanced $50,000 to the Company for operating capital. The entire amount is payable at December 31, 1998 and is due upon demand.

         All officers of the Company own an interest in MRB, LLC, a company which prepares the sales aids and product kits for the Company. $0 was paid to MRB through December 31, 1998 and $57,000 for the six months ended June 30, 1999.

         In May 1999, PHI Mutual Ventures, a shareholder of the Company loaned $340,000 to the Company. The loan bears interest at 9% and is due May 1,
2000.  The note is secured by stock held by officers of the Company.

NOTE 7 - Subsequent Events

         Subsequent to the audit date, the Company received $650,000 in advances from Whole Living, Inc., a Nevada public corporation in anticipation of a merger to be completed by June 30, 1999.

NOTE 8 - Unaudited Information

          The information furnished herein was taken from the books and records of the Company without audit. However, such information reflects all adjustments which are, in the opinion of management, necessary to properly reflect the results of the six months ended June 30, 1999. The information presented is not necessarily indicative of the results from operations expected for the full fiscal year.

NOTE 9 - Principles of Consolidation

         The June 30, 1999 unaudited financial statements include the books of Whole Living, Inc. (Nevada) and its wholly owned subsidiary Whole Living, Inc.
(Utah). All intercompany transactions and balances have been eliminated in the consolidation.

NOTE 10 - Reverse Acquisition

         Effective May 24, 1999 the Company entered into an agreement to merge with Whole Living, Inc. a Nevada Corporation (WLN) which is a non-operating public company with cash of $150,000 and a note receivable of $650,000 from Whole Living, Inc. (Utah) for funds advanced in contemplation of the merger. Pursuant to the merger, WLN issued 6,000,000 shares of common stock to the shareholders of the Company for all outstanding stock of the Company. The merger was recorded as a reverse merger, with Whole Living, Inc. (Utah) being the accounting survivor. All historical financial information in these statements through May 23, 1999 are therefore that of Whole Living, Inc.
(Utah). A reverse merger adjustment was made to the books of the Company to reflect the change in capital to that of WLN. No goodwill or intangible assets were recorded in the reverse acquisition.

                              Brain Garden, LLC

                             Financial Statements

                        December 31, 1997 (unaudited)

                        INDEPENDENT AUDITOR'S REPORT




To the Board of Directors and Stockholders of Brain Garden, LLC
Provo, Utah



The accompanying balance sheet as of December 31, 1997 and the related statements of operations and member's equity for the year ended December 31, 1997 were not audited by us and, accordingly, we do not express an opinion on them.




October 6, 1999

                               Brain Garden, LLC
                                 Balance Sheet

                                    ASSETS

                                                                 December 31
                                                                    1997
CURRENT ASSETS                                                   (unaudited)

   Cash                                                       $          -

     Total Current Assets                                                -

FIXED ASSETS
    Furniture & Equipment                                            19,507
    Leasehold Improvements                                              200


      Total Fixed Assets                                             19,707

     TOTAL ASSETS                                             $      19,707

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

   Bank Overdraft                                                     6,177

         Total Current Liabilities                                    6,177

MEMBERS' EQUITY

   Members' Capital                                                  72,991
   Retained deficit                                                 (59,461)

     Total Stockholders' Equity                                      23,530

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                    $      19,707

                              Brain Garden, LLC
                          Statements of Operations


                                                                 For the Year
                                                                    ended
                                                                  December 31,
                                                                    1997
                                                                  (unaudited)

SALES                                                         $      69,514

COST OF GOODS SOLD                                                   47,647

GROSS PROFIT                                                         21,867

OPERATING EXPENSES
   Selling Expense                                                   11,554
   General And
     Administrative Expenses                                         69,774

TOTAL OPERATING EXPENSES                                             81,328

OPERATING INCOME (LOSS)                                             (59,461)

OTHER INCOME AND (EXPENSES)
   Interest Expense                                                      -
 Total Other Income/(Expense)                                            -

NET INCOME (LOSS)                                             $     (59,461)

                              Brain Garden, LLC
                         Statement of Members' Equity



                                                                    Retained
                                      Amount                         Deficit

Balance December 31, 1996           $     -                       $       -

Capital Contribution                  72,991                              -
Net Loss for the year ended               -                          (49,461)

Balance, December 31, 1997          $ 72,991                      $  (49,461)

                              Brain Garden, LLC
                        Notes to the Financial Statements
                             December 31, 1997

GENERAL

Brain Garden, LLC (the Company) has elected to omit substantially all footnotes to the financial statements for the year ended December 31, 1997.

UNAUDITED INFORMATION

The information furnished herein was taken from the books and records of the Company without audit. However, such information reflects all adjustment which are, in the opinion of management, necessary to properly reflect the results of the period presented.

                         <R PART III R/>


<R ITEM 1.  INDEX TO AND DESCRIPTION OF EXHIBITS R/>

<R (a)     EXHIBITS R/>

<R Exhibit
Number       Description                                     Location R/>
------       -----------                                     --------
<R 2.1*      Articles of Incorporation of Whole Living,      See Attached
             (incorporated by See attached reference as an exhibit to Whole Living's registration statement on Form 10-SB, File No. 0-26973) R/>

<R 2.2*      Articles of Merger filed March 19, 1999         See attached
             (incorporated by reference as an exhibit to Whole Living's registration statement on Form 10-SB, File No. 0-26973) R/>

<R 2.3*      Articles of Merger filed May 24, 1999          See attached
             (incorporated by See attached reference as an exhibit to Whole Living's registration statement on Form 10-SB, File No. 0-26973) R/>

<R 2.4*      Bylaws of Whole Living (incorporated by        See attached
             reference as an exhibit to Whole Living's registration statement on Form 10-SB,
             File No. 0-26973) R/>

<R 6.1*      Lease between Whole Living and RDR             See attached
             Properties, LC, dated  See attached
             March 1, 1999 (incorporated by reference as an exhibit to Whole Living's registration statement on Form 10-SB, File No. 0-26973) R/>

<R 6.2*      Form of Employment Agreement (incorporated     See attached
             by reference as an exhibit to Whole Living's registration statement on Form 10-SB, File
             No. 0-26973) R/>

<R 6.3*      Consulting Agreement between Whole Living,     See attached
             Inc.and Don Tolman, dated November 30, 1998
             (incorporated by reference as an exhibit to Amendment No. 1 to Whole Living's registration statement on Form 10-SB, File No.
             0-26973) R/>

<R 6.4*      Private Label Manufacturing Agreement          See attached
             between Whole Living,  Inc. and Future 500
             Corporation dated, September 14, 1999
             (incorporated by reference as an exhibit to

              Amendment No. 1 to Whole Living's registration statement on Form 10-SB, File No. 0-26973) R/>

<R 8.1*       Agreement and Plan of Reorganization          See attached
              between Whole Living and Whole Living,
              dba Brain Garden, dated March 16, 1999
              (incorporated by reference as an exhibit to Whole Living's registration statement on Form 10-SB, File No. 0-26973) R/>

<R 10.1*      Letter of agreement from Hammond & Company,   See attached
              dated August 2, 1999 (incorporated by
              reference as an exhibit to Whole Living's registration statement on Form 10-SB, File
              No. 0-26973) R/>

<R 11.1*      Statement re computation of earnings per      See attached
              share (incorporated by reference as an exhibit to Whole Living's registration statement on Form 10-SB, File No. 0-26973) R/>

<R 27*        Financial Data Schedule  (incorporated by
              reference as an exhibit to Whole Living's
              registration statement on Form 10-SB, File
              No. 0-26973) R/>
________________________

<R *Incorporated by reference. R/>

                            SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, who are duly authorized.


Date October 29, 1999

WHOLE LIVING, INC.


By:/S/ Bruno Vassel
   ----------------
<R Bruno Vassel III, Vice President, Treasurer,
   Chief Operating Officer and Director R/>